fi9

05013390

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fullcast Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 0 2005
THOMSON FINANCIAL

FILE NO. 82- 34859 FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 12/20/05

FULLCAST

RECEIVED
2005 DEC 19 A 11:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-34859

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

9-30-05
AR/S

Fullcast Co., Ltd.

FULLCAST

November 7, 2005

Brief Announcement of Consolidated Financial Results for the Fiscal Year Ended September 30, 2005

Company name: Fullcast Co., Ltd.
Stock code: 4848
Stock Exchange listing: First Section of the Tokyo Stock Exchange
Address: Tokyo
URL: http://www.fullcast.co.jp
President and CEO: Takehito Hirano
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.
Telephone: +81-3-3780-9507
Board meeting for approving: November 7, 2005
Accounting Principle: Japanese GAAP

1. Consolidated Financial Results for the Fiscal Year Ended September 30, 2005 (October 1, 2004 – September 30, 2005)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
Fiscal year ended September 2005	67,212	35.3	4,560	40.1	4,611	40.0
Fiscal year ended September 2004	49,688	30.9	3,255	32.6	3,292	28.7

	Net income for the current fiscal year		Net income per share for the current fiscal year	Diluted net income per share for the current fiscal year	ROE	Ratio of ordinary income to total capital	Ratio of ordinary income to sales
	Millions of yen	%	Yen	Yen	%	%	%
Fiscal year ended September 2005	1,885	24.7	6,896.52	—	16.1	21.9	6.9
Fiscal year ended September 2004	1,511	26.3	5,603.88	5,578.67	15.4	18.8	6.6

Notes:
1. As we turned Human Resources Research Institute, Inc. into a wholly owned subsidiary, consolidation adjustment account of 525 million yen is amortized in a lump sum.
2. Investment profit and loss on equity method (millions of yen)
   Fiscal year ended September 2005: 9
   Fiscal year ended September 2004: 1
3. Average number of shares outstanding (consolidated)
   Fiscal year ended September 2005: 273,312 shares
   Fiscal year ended September 2004: 269,796 shares
4. Changes in accounting principles applied: None
5. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal year ended September 2005	22,556	12,377	54.9	45,286.05
Fiscal year ended September 2004	19,461	10,977	56.4	40,165.04

Note: Number of shares outstanding
As of September 30, 2005: 273,312 shares
As of September 30, 2004: 273,312 shares

(2) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal year ended September 2005	1,463	-1,238	-218	6,097
Fiscal year ended September 2004	-5	-73	1,016	6,088

(3) Scope of consolidation and application of equity method

Consolidated subsidiaries: 11

Unconsolidated subsidiaries under equity method application: None

Affiliates under equity method application: 1

(4) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
- Newly added: 4
- Excluded: None

Affiliates accounted for under the equity method
- Newly added: None
- Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2006 (October 1, 2005 – September 30, 2006)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Half year	45,000	2,440	1,990
Full year	95,000	5,710	3,800

Reference: Estimated net income per common share for the full year: 13,903.52 yen

Note: The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2006 Fiscal Year*" section on page 9.

Figures for the fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the fiscal year 2005 ended September are rounded off to the nearest million yen.

Attached Material to Consolidated Financial Results for the Fiscal Year Ended September 30, 2005

Table of contents

**Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

1. Results of Operations

Consolidated net sales, operating income, ordinary income and current net income rose 35.3 percent, 40.1 percent, 40.0 percent and 24.7 percent, respectively, all of which hit all-time highs, for the fiscal year ended September 2005.

(1) Operating Highlights in the September 2005 Fiscal Year

Fiscal year ended September 30, 2005 (October 1, 2004 – September 30, 2005)
Previous period ended September 30, 2004 (October 1, 2003 – September 30, 2004)

1) Consolidated operating highlights

(Millions of yen)

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Net sales	67,212	49,688	35.3%
Operating income	4,560	3,255	40.1%
Operating income ratio	6.8%	6.5%	–
Ordinary income	4,611	3,292	40.0%
Current net income	1,885	1,511	24.7%
Current net income per share	¥6,896.52	¥5,603.88	–

* As we turned Human Resources Research Institute, Inc. into a wholly owned subsidiary, consolidation adjustment account of 525 million yen is amortized in a lump sum.

Summary

During the fiscal year under review though Japanese economy's tones of recovery continued to level off in the first half, a business uptrend became clear in the latter half, while Japanese companies began employing full-time workers proactively as their core human resources.

Despite that, however, their efforts toward increasing efficiency with the aim of improving profitability continued, and in the market of outsourced non-core manpower market to which our Group belongs, companies increasingly leverage human resources outsourcing solutions proactively, perking up the market. Taking a look by business segment, demand for human resources in all the Company's business segments, such as Spot Business, Factory Business and Technology Business, remained brisk.

With the aforementioned as the backdrop, the Group kicked off its medium-term business plan called Fullcast "125 Speedy Growth Plan" starting the fiscal year under review. During the most recent fiscal year, which marked the initial year of the plan, we improved our name recognition through acquiring naming rights to "Fullcast Stadium Miyagi" (Miyagi Prefectural Stadium), the home ground of the Tohoku Rakuten Eagles, a Japanese professional baseball club belonging to the Pacific League. In addition, we focus on laying our nationwide service system and gaining staff members.

On top of these, the Group had Fullcast Telemarketing Co., Ltd. and Fullcast Finance Co., Ltd. launch new ventures, while affiliating Human Resources Research Institute, Inc.* with us in March 2005 as a wholly-owned subsidiary with the aim of offering one-stop, total solutions as a provider of comprehensive human resources outsourcing services.

As a result, net sales rose 35.3 percent from the prior year to 67,212 million yen, operating income increased 40.1 percent to 4,560 million yen, and current net income rose 24.7 percent to 1,885 million yen in the most recent fiscal year under review, all of which hit all-time highs for the second consecutive year. If it had not been for one-time amortization of consolidation adjustment account of 525 million yen, which was required to turn Human Resources Research Institute, Inc. into a wholly owned subsidiary, current net income could have increased 59.4 percent to 2,410 million yen.

* Note: Human Resources Research Institute, Inc. merged with Fullcast Office Support Co., Ltd., which had offered clerical manpower services, to increase operational efficiency and improve services for the existing clients effective on October 1, 2005 and the company name was changed to Fullcast HR Institute Co., Ltd.

2) Operating highlight by business segment in the September 2005 Fiscal Year

Spot Business

(Millions of yen)

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Sales to external customers	44,103	30,814	43.1%
Inter-segment	471	319	47.4%
Total sales	44,574	31,134	43.2%
Operating income	3,800	2,863	32.7%
Operating income ratio	8.5%	9.2%	-

In the Spot Business segment, we propelled share-boosting strategy by better laying our nationwide office network through opening new offices proactively from the beginning of the fiscal year. The number of offices at the end of this term stood at 331 (up 80 offices from the previous year).

The order-receiving trends by type of industry showed that demand from the existing clients, mainly consisting of companies in the logistics and warehousing industries, remained brisk, while orders from the service sector, such as event management, sales promotion and food, rose as well. Additionally, orders increased from companies involved in the amusement industry, the business realm covered by Apayours Co., Ltd. we turned into a wholly-owned subsidiary in the previous year.

By region, our better-laid nationwide office network enabled us to respond to clients' needs with greater agility, which helped orders grow across the nation centered on the Kansai and Tokai regions.

On top of these, the number of companies leveraging our proprietary High Quality Solution (HQS) aimed at improving companies' operational efficiency through qualitative improvements in business activities rose steadily.

With respect to SG&A expenses, expenses incurred to open new offices and personnel costs increased. In the fourth quarter we upgraded our **FASE** matching database system and operated it on a full scale, and thereby increasing efficiency of staff matching activities and of our branches' billing and accounting activities, while curbing SG&A expenses.

Though the staff hiring environment grew increasingly severe, we made use of the Internet effectively to hire staff members efficiently, while striving to curb unit cost of employment and to ensure adequate staff thanks to measures to improve our name recognition, including acquiring naming rights to "Fullcast Stadium Miyagi" (Miyagi Prefectural Stadium), the home ground of the Tohoku Rakuten Golden Eagles, a Japanese professional baseball club belonging to the Pacific League.

Increased SG&A expenses centered on personnel expenses on the back of opening a record 68 offices in the first quarter deteriorated full-year operating income ratio 0.7 percentage points. Since it was a temporary increase attributable to newly opened offices, we had strove to increase efficiency thoroughly to curb them since the second quarter. This allowed us to boost operating income ratio as sharply as 11.3 percent, and thereby improving it dramatically in the fourth quarter.

We also improved welfare programs for our staff members in an effort to shore up hiring activities by enhancing the benefits that can be gained from working for our Group.

As a result, segment sales increased 43.2% from a year earlier to 44,574 million yen and operating income increased 32.7% to 3,800 million yen.

Note: The high-quality solution can be defined as a new style of outsourcing aimed at improving productivity of a company by involving ourselves into improving work efficiency as well.

Factory Business

(Millions of yen)

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Sales to external customers	13,787	12,234	12.7%
Inter-segment	20	34	-41.8%
Total sales	13,807	12,269	12.5%
Operating income	555	564	-1.7%
Operating income ratio	4.0%	4.6%	–

In the Factory Business segment, Fullcast Factory Co., Ltd., which provides production line work for other industries than the automotive one, saw large-scale orders from digital home electronics suppliers fall, and thus, shifted personnel over to the machinery or food segments. Despite that, the percentage of small-size orders rose. Orders in the food industry did not grow in the Kyushu and Shikoku regions since summer, which forced staff to be reassigned.

At Fullcast Central Co., Ltd., a specialist company that provides production line work for the automotive industry, staff members were replaced upon completion of employment contracts, but orders from the automotive industry remained strong and sales grew steadily.

In terms of SG&A expenses, the growth of orders continued to slow down, which made us strive to cut expenditures more thoroughly than before.

The number of offices at the end of fiscal year under review totaled 48 across the nation (up 5 offices from the prior year): 21 offices by Fullcast Factory (down 3) and 27 offices by Fullcast Central (up 8).

As a result, net sales rose 12.5 percent from the same period last year to 13,807 million yen with operating income falling 1.7 percent over the prior year to 555 million yen in the period in review.

Technology Business

(Millions of yen)

	FY2005 (12 months)	FY2004 (12 months)	YoY change
Sales to external customers	7,707	6,212	24.1%
Inter-segment	16	52	-69.1%
Total sales	7,723	6,264	23.3%
Operating income	629	324	94.2%
Operating income ratio	8.1%	5.2%	–

In the IT and electronics industries, investment in development with a view to expanding business in the future or sharpening market competitiveness has been growing and demand for dispatched technical experts and engineers involved in design and development has remained brisk. Under such circumstances, our Group built up technical workers who can meet our clients' needs, which led our operating results to grow. In addition, the utilization rate of our technical experts and engineers remained high, while their technical expertise was evaluated highly by our clients, which helped hike the average unit price of contract. Furthermore, increases in technical experts/engineers reduced the percentage of management costs, which in turn improved operating income ratio.

As a result, net sales rose 23.3 percent from the same period last year to 7,723 million yen with operating income rising 94.2 percent from a year earlier to 629 million yen in the segment.

* Figures for the fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the fiscal year 2005 ended September are rounded off to the nearest million yen.

(2) Business Results Highlights for the Fourth Quarter of the Fiscal Year Ended September 30, 2005

Fourth quarter ended September 30, 2005 (July 1, 2005 – September 30, 2005)
Fourth quarter ended September 30, 2004 (July 1, 2004 – September 30, 2004)

1) Consolidated

(Millions of yen)

	2005 Q4	2004 Q4	YoY change
Net sales	18,240	14,819	23.1%
Operating income	2,062	1,100	87.3%
Operating income ratio	11.3%	7.4%	–
Ordinary income	2,101	1,131	85.7%
Current net income	1,071	666	60.6%
Current net income per share	¥3,917.39	¥2,438.59	–

2) By Business Segment

Spot Business

(Millions of yen)

	2005 Q4	2004 Q4	YoY change
Sales to external customers	11,904	9,536	24.8%
Inter-segment sales	168	65	155.5%
Total sales	12,072	9,602	25.7%
Operating income	1,407	786	79.0%
Operating income ratio	11.7%	8.2%	–

Factory Business

(Millions of yen)

	2005 Q4	2004 Q4	YoY change
Sales to external customers	3,468	3,296	5.2%
Inter-segment sales	6	4	35.3%
Total sales	3,474	3,301	5.2%
Operating income	211	193	9.3%
Operating income ratio	6.1%	5.8%	–

Technology Business

(Millions of yen)

	2005 Q4	2004 Q4	YoY change
Sales to external customers	2,261	1,882	20.1%
Inter-segment sales	14	3	382.6%
Total sales	2,275	1,885	20.7%
Operating income	437	182	139.0%
Operating income ratio	19.2%	9.7%	–

(3) Outlook for the September 2006 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2006 and current status
(October 1, 2005 – September 30, 2006)

(Millions of yen)

	Original projection for the September 2006 fiscal year	Actual results for the September 2005 fiscal year	Rate of progress
Net sales	95,000	67,212	41.3%
Spot Business	52,400	39,749	31.8%
Office Business	8,450	5,211	62.2%
Factory Business	18,200	13,787	32.0%
Technology Business	15,100	7,707	95.9%
Other	850	758	12.1%
Operating income	5,840	4,560	28.1%
Ordinary income	5,710	4,611	23.8%
Current net income	3,800	1,885	101.6%
Current net income per share	¥13,903.52	¥6,896.52	–

* Human Resources Research Institute, Inc. and Fullcast Office Support Co., Ltd., both of which had offered clerical manpower dispatching services in the Group, merged effective on October 1, 2005 and the trade name was changed to Fullcast HR Institute Co., Ltd. as of the same day. In line with this change, we have reclassified our business segments from four, i.e., Spot Business, Factory Business, Technology Business and Other Business, into five, i.e., Spot Business, Office Business, Factory Business, Technology Business and Other Business, starting in the fiscal year to be ended September 2006.

Fullcast Telemarketing Co., Ltd., which was classified under Other Business, has been reclassified under the Office Business segment as from fiscal 2006.

* Our operating results and year-on-year rates for the fiscal year ended September 30, 2005 are based on the new fiscal year's business segments.

* For our operating results for the fiscal year ended September 30, 2005 based on the previous year's business segments, please refer to page 6.

For the fiscal year to be ended September 30, 2006, Fullcast is forecasting the consolidated net sales of 95,000 million yen, up 41.3 percent from the prior year, the group ordinary income of 5,710 million yen, up 23.8 percent, and the group current net income of 3,800 million yen, up 101.6 percent. Fullcast is forecasting gain on change in holding ratio of subsidiary attributable to the listing of Fullcast Technology Co., Ltd. (effective on October 21, 2005) of approximately 400 million yen as extraordinary income.

The current economic recovery can be expected to continue and companies' use of human resources outsourcing services, which helps streamline business management, can be expected to grow. Moreover, clients' needs for dispatched manpower have increasingly diversified, while we have been called upon to improve a wide array of high-quality services. Against such backdrop, our Group will strive to respond to our clients' needs with agility as a provider of comprehensive human resources outsourcing solutions.

During the fiscal year to be ended September 2006, which is the middle year of our medium-term business plan, Fullcast "125 Speedy Growth Plan," we will strive to bolster the profit-earning base of the existing business operations in order to meet such targets as the consolidated net sales of exceeding 100 billion yen, 20 percent or more ROE, and net income of 5,000 million yen at the end of the fiscal year to be ended September 2007 when the mid-term business plan will be concluded. Specifically, our Group will step up efforts to hire staff members and focus on nurturing them, while improving business processes in the sales and back-office departments.

The outlook by business segment is as follows:

1) Spot Business
In the Spot Business segment, orders not only from the logistics/warehousing industries, but from the service sector, including amusement, event management, sales promotion or food, can be expected to keep growing as well. In addition, our nationwide office network we improved in the previous fiscal year can be expected to lead to an increase

in orders from both new and existing clients.
We regard staff hiring as the key growth factor; thus will shore up efforts to increase registered staff members by making use of the Internet and mobile terminals, while curbing unit cost of employment.
While the staff hiring environment has become increasingly tough, we will improve welfare programs for our staff members so that working for the Group can come across as more attractive, while increasing utilization rates of our existing registered staff members as well.

2) Office Business
In the Office Business segment (specializing in clerical human resources), Human Resources Research Institute, Inc. and Fullcast Office Support Co., Ltd., which merged (as of October 1, 2005), will strive to increase operational efficiency and improve services for our existing clients to grow our operating results further. Furthermore, its call center activities expect profits to rise in its outbound call center services.
At the same time, to meet companies' needs for outsourced manpower timely and appropriately, we will step up activities to hire registered staff members.

3) Factory Business
In the Factory Business segment the permissible term of dispatching workers to production line work is due to be extended from the current one year to three years under the Worker Dispatch Law effective in March 2006. In the wake of this, orders from our main clients will likely increase. Our Group also expects to grow its operating results by stepping up efforts to respond to clients' needs with agility and care.

4) Technology Business
In the Technology Business segment clients' investment in development can be expected to continue, while demand for dispatched technical experts and engineers involved in design/development work can also be expected to keep growing. Our Group will shore up efforts to make use of technical experts and engineers overseas through forging alliances with educational institutions abroad to meet demand for dispatched technical experts and engineers.
Additionally, Fullcast Technology Co., Ltd. (stock code: 2458) was listed on the Jasdaq Securities Exchange on October 21, 2005, which can be expected to help win public trust in the Company and improve our name recognition, which should in turn contribute to employing technical workers.
As regards Asia Pacific System Research Co., Ltd. (stock code: 4727), which became the Company's consolidated subsidiary effective on October 3, 2005, we will bolster our sales activities to boost the number of clients and sharpen competitiveness in gaining orders, and thereby rebuilding its profit-earning structure.

Notes:

1. Ratio against previous-year figures/planned figures are computed using the following formula:

   Ratio against previous-year figures/planned figures

   = (This fiscal year figure – prior fiscal year figure) ∕ Prior fiscal year figure × 100

2. Estimated current net income per share = Forecast for current net income applicable to common stock ∕ Estimated number of common stocks outstanding during the fiscal year ended September 30, 2006

Reference

State of Capital Investment

(Unit: Millions of yen)

Investment	Capital investment for the September 2006 fiscal year	Capital investment for the September 2005 fiscal year	Main facilities
	Amount invested (estimate)	Amount invested	
Software	596	192	Development of items incidental to a new mission-critical system
Others (ex. tools, instruments, fixtures)	354	384	Purchase of equipment, supplies and PCs for newly opened offices, and others
Total	950	576	–

Reference

Changes in Business Results (Consolidated)

1. Changes in profit and loss

(Monetary unit: Millions of yen, YoY change: %)

	September 2006 fiscal year (projection)				September 2005 fiscal year		September 2004 fiscal year	
	First half	YoY change	Full year	YoY change	First half	Full year	First half	Full year
Net sales	45,000	38.5	95,000	41.3	32,490	67,212	22,580	49,688
Cost of sales	—	—	—	—	23,222	47,619	16,091	35,569
Gross income on sales	—	—	—	—	9,269	19,593	6,489	14,118
SG&A expense	—	—	—	—	7,294	15,032	4,894	10,863
Operating income	2,510	27.1	5,840	28.1	1,975	4,560	1,594	3,255
Non-operating income	—	—	—	—	115	217	81	187
Non-operating expenditure	—	—	—	—	76	166	62	150
Ordinary income	2,440	21.2	5,710	23.8	2,013	4,611	1,612	3,292
Extraordinary income	—	—	—	—	60	49	38	36
Extraordinary loss	—	—	—	—	579	647	10	363
Net income before taxes for current fiscal year	—	—	—	—	1,494	4,012	1,640	2,966
Corporate taxes (incl. other adjustments)	—	—	—	—	859	1,954	715	1,345
Minor shareholders' interests	—	—	—	—	68	174	29	109
Current net income	1,990	251.2	3,800	101.6	567	1,885	895	1,511
Contributing ratio of current net income (%)	—	—	—	—	30.1	—	59.2	—

2. Changes in ratio to net sales

(Unit: %)

	September 2006 fiscal year (projection)		September 2005 fiscal year		September 2004 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Cost of sales	—	—	71.5	70.8	71.3	71.6
Gross income on sales	—	—	28.5	29.2	28.7	28.4
SG&A expense	—	—	22.4	22.4	21.7	21.9
Operating income	5.6	6.1	6.1	6.8	7.0	6.5
Ordinary income	5.4	6.0	6.2	6.9	7.1	6.6
Current net income	4.4	4.0	1.7	2.8	4.0	3.1

3. Changes in consolidated/non-consolidated ratio

(Unit: %)

	September 2006 fiscal year (projection)		September 2005 fiscal year		September 2004 fiscal year	
	First half	Full year	First half	Full year	First half	Full year
Net sales	2.0	2.0	1.8	1.9	1.7	1.7
Operating income	1.9	1.8	1.6	1.7	1.4	1.5
Ordinary income	1.8	1.8	1.5	1.7	1.4	1.5
Current net income	2.5	2.1	0.8	1.3	1.3	1.2

Reference

Quarterly Results of Operations (Consolidated)

Fiscal year ended September 2005

	1st Quarter Oct. – Dec. 2004	2nd Quarter Jan. – Mar. 2005	3rd Quarter Apr. – Jun. 2005	4th Quarter Jul. – Sep. 2005	Full year Ended Sep. 2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	16,273	16,217	16,482	18,240	67,212
Gross profit	4,551	4,717	4,521	5,803	19,593
Operating income	624	1,351	524	2,062	4,560
Ordinary income	657	1,356	497	2,101	4,611
Income before income taxes and minority interests	677	818	480	2,039	4,012
Net income	363	204	248	1,071	1,885
	Yen	Yen	Yen	Yen	Yen
Net income per share	1,328.49	744.87	905.77	3,917.39	6,896.52
Diluted net income per share	–	–	–	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	20,242	21,251	21,363	22,556	22,556
Shareholders' equity	11,069	11,287	11,267	12,377	12,377
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	40,498.59	41,297.35	41,225.47	45,286.05	45,286.05
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-757	762	552	907	1,463
Cash flows from investing activities	-177	-714	-92	-255	-1,238
Cash flows from financing activities	727	-443	449	-952	-218
Cash and cash equivalents at end of period	5,882	5,487	6,397	6,097	6,097

Note: Diluted net income per share is not reported in the current consolidated fiscal year since there is no outstanding potential stock.

Fiscal year ended September 2004

	1st Quarter Oct. – Dec. 2003	2nd Quarter Jan. – Mar. 2004	3rd Quarter Apr. – Jun. 2004	4th Quarter Jul. – Sep. 2004	Full year Ended Sep. 2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	11,249	11,331	12,287	14,819	49,688
Gross profit	3,224	3,265	3,366	4,263	14,118
Operating income	813	781	560	1,100	3,255
Ordinary income	821	791	549	1,131	3,292
Income before income taxes and minority interests	824	815	223	1,102	2,966
Net income	415	479	-50	666	1,511
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,132.34	3,606.94	-184.43	2,438.59	5,603.88
Diluted net income per share	3,124.52	3,592.60	–	–	5,578.67
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	15,689	16,649	18,193	19,461	19,461
Shareholders' equity	9,274	10,049	10,543	10,977	10,977
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	69,177.50	74,283.03	38,578.09	40,165.04	40,165.04
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-1,384	900	106	372	-5
Cash flows from investing activities	-187	-17	133	-3	-73
Cash flows from financing activities	1,158	-778	640	-3	1,016
Cash and cash equivalents at end of period	4,737	4,842	5,723	6,088	6,088

Note: Net income per share for the 1st quarter to 3rd quarter and diluted net income per share for the 1st quarter and 2nd quarter of the fiscal year ended September 30, 2004 is calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis) and on May 20, 2004 (on a two-for-one stock split basis), was implemented at the beginning of the accounting period. Diluted net income per share for the 3rd and 4th quarter is not reported since there is no outstanding potential stock.

Reference

Changes in Quarterly Business Results by Business Segment

Fiscal year ended September 2005 (October 1, 2004 – September 30, 2005)
Fiscal year ended September 2004 (October 1, 2003 – September 30, 2004)

(Millions of yen)

Spot Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2005	(1) Sales to external customers	10,850	10,459	10,889	11,904	44,103
	(2) Inter-segment sales or the amount of transfers	86	90	128	168	471
	Total	10,935	10,550	11,017	12,072	44,574
	Operating expenses	10,282	9,490	10,336	10,665	40,774
	Operating income or loss	653	1,059	681	1,407	3,800
	Operating income ratio	6.0%	10.0%	6.2%	11.7%	8.5%
Fiscal year ended September 2004	(1) Sales to external customers	7,009	6,770	7,498	9,536	30,814
	(2) Inter-segment sales or the amount of transfers	54	88	110	65	319
	Total	7,064	6,859	7,608	9,602	31,134
	Operating expenses	6,270	6,165	7,019	8,816	28,271
	Operating income or loss	794	693	589	786	2,863
	Operating income ratio	11.2%	10.1%	7.7%	8.2%	9.2%

Factory Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2005	(1) Sales to external customers	3,465	3,663	3,190	3,468	13,787
	(2) Inter-segment sales or the amount of transfers	4	5	5	6	20
	Total	3,469	3,668	3,196	3,474	13,807
	Operating expenses	3,412	3,447	3,130	3,263	13,252
	Operating income or loss	58	221	66	211	555
	Operating income ratio	1.7%	6.0%	2.1%	6.1%	4.0%
Fiscal year ended September 2004	(1) Sales to external customers	2,898	2,996	3,043	3,296	12,234
	(2) Inter-segment sales or the amount of transfers	15	10	4	4	34
	Total	2,914	3,006	3,047	3,301	12,269
	Operating expenses	2,775	2,859	2,961	3,108	11,704
	Operating income or loss	138	147	85	193	564
	Operating income ratio	4.8%	4.9%	2.8%	5.8%	4.6%

Technology Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ended September 2005	(1) Sales to external customers	1,758	1,777	1,911	2,261	7,707
	(2) Inter-segment sales or the amount of transfers	1	0	0	14	16
	Total	1,759	1,778	1,911	2,275	7,723
	Operating expenses	1,708	1,648	1,900	1,839	7,094
	Operating income or loss	51	130	11	437	629
	Operating income ratio	2.9%	7.3%	0.6%	19.2%	8.1%
Fiscal year ended September 2004	(1) Sales to external customers	1,233	1,444	1,651	1,882	6,212
	(2) Inter-segment sales or the amount of transfers	—	41	8	3	52
	Total	1,233	1,485	1,660	1,885	6,264
	Operating expenses	1,222	1,407	1,608	1,702	5,940
	Operating income or loss	11	78	51	182	324
	Operating income ratio	0.9%	5.3%	3.1%	9.7%	5.2%

(4) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fourth quarter ended September 2005	22,556	12,377	54.9	45,286.05
Fourth quarter ended September 2004	19,461	10,977	56.4	40,165.04

* Figures for the fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the fiscal year 2005 ended September are rounded off to the nearest million yen.

Consolidated cash flows

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
Fiscal year ended September 2005	1,463	-1,238	-218	6,097
Fiscal year ended September 2004	-5	-73	1,016	6,088
(Reference)				
Fourth quarter ended September 2005	907	-255	-952	6,097
Fourth quarter ended September 2004	372	-3	-3	6,088

* Figures for the fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the fiscal year 2005 ended September are rounded off to the nearest million yen.

Changes in consolidated financial condition

At the end of the current consolidated fiscal year, cash and cash equivalents totaled 6,097 million yen, 8 million yen more than the previous year.

Cash flows from operating activities

Net cash provided in operating activities in the current consolidated fiscal year was 1,463 million yen, compared with 5 million yen used in the same time last year.

This was primarily attributable to the fact that net income before income taxes and minority interests was 4,012 million yen, amortization of consolidation account adjustment was 551 million yen, trade receivable increased 1,549 million yen (trade payable decreased 290 million yen) and income tax paid was 1,407 million yen.

Cash flows from investing activities

Net cash used in investing activities in the current consolidated fiscal year was 1,238 million yen, compared with 73 million yen used in the previous year.

This was primarily due to the fact that expenditures incurred to acquire tangible fixed assets as we opened offices were 384 million yen, those incurred to acquire intangible assets were 192 million yen and those incurred to acquire stock in our subsidiary, which entails change in the scope of consolidation, were 422 million yen.

Cash flows from financing activities

Net cash used by financing activities in the current consolidated fiscal year was 218 million yen, compared with 1,016 million yen gained in the previous year.

This was primarily attributable to the fact that payment of dividends was 545 million yen, payment of long-term borrowing was 138 million yen and net increase in short-term borrowing was 486 million yen.

Trends in Cash Flow Indexes

	September 2005 fiscal year	September 2004 fiscal year	September 2003 fiscal year
Shareholders' equity	12,377 mil.	10,977 mil.	8,719 mil.
Shareholders' equity ratio (%)	54.9%	56.4%	56.3%
Interest coverage (times)	152.4 times	101.1 times	47.3 times
Dead equity ratio (%)	24.4%	24.2%	18.2%
Number of debt redemption years	1.0 yr.	1.4 yrs.	0.7 yrs.

Shareholders' equity ratio: net assets ÷ gross assets
Interest coverage: (operating income + interest earned + dividend received) ÷ interest paid
Dead equity ratio: interest-bearing debt ÷ net assets
Number of debt redemption years: interest-bearing debt ÷ operating cash flow (before interest and corporate taxes, etc.)

Notes:
1. Each index is calculated based upon consolidated financial figures.
2. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
3. All the debts added upon in the consolidated balance sheet are included in interest-bearing debt.
4. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.

Reference

Explanation of Balance Sheet (Consolidated)

The following changes are in comparison with the end of the previous fiscal year ended September 30, 2004.

1. Assets (up ¥3,095 million)

(1) Current assets (up ¥3,226 million)

Trade notes and accounts receivables	Up ¥1,878 million	Affects under consolidation, increase in sales
Other current assets	Up ¥1,228 million	Affects individually, transfer of accrued income from cancellation of insurance reserve fund Affects under consolidation, increase in loans receivable
Securities	Down ¥500 million	Affects individually, termination of MMF/FFF

(2) Fixed assets (down ¥131 million)

Tangible fixed assets	Up ¥83 million	Affects individually, acquisition of tools and equipments accompanying office opening
Intangible fixed assets	Up ¥26 million	Affects individually, acquisition of software including new core system
Investment and other assets	Down ¥240 million	Affects individually, transfer of accrued income from cancellation of insurance reserve fund

2. Liabilities (up ¥1,530 million)

(1) Current liabilities (up ¥1,505 million)

Short-term borrowing	Up ¥513 million	Affects individually, increase in operating capital
Accrued expenses payable	Up ¥224 million	Affects under consolidation, increase in accrued salaries for employees/staffs
Accrued consumption tax, etc.	Up ¥761 million	Affects both (under consolidation, individually)

(2) Fixed liabilities (up ¥24 million)

Long-term loans payable	Down ¥87 million	Affects individually, repayment of loans
Allowance for employee retirement benefits	Up ¥70 million	Affects both (under consolidation, individually)

3. Capital stock (up ¥1,400 million)

Retained surplus	Up ¥1,338 million	Affects both (under consolidation, individually)

2. Corporate Group

The Group (including Fullcast Co. Ltd. and its affiliated companies) is a comprehensive human resources solution provider. It is engaged primarily in providing the short-term staffing services in areas such as logistics, event support and clerical support when required during busy periods and in accordance with fluctuations in work volume at client companies. Other major activities include the provision of factory workers and engineers and other technicians.

A breakdown of companies and activities by business segment is as follows.

Overview of business segments

Segment	Group company	Business activities
Spot Business (Short-term Contractual Workers Services)	Fullcast Co., Ltd.	Provides services, on a short-term basis, as required by clients by providing them with additional work force primarily for blue-collar positions during busy periods, giving them the flexibility to quickly adapt to fluctuations in work volume.
	Fullcast Office Support Co., Ltd.	Specializes in staffing for clerical work, call center positions, sales promotion activities and a variety of office positions.
	Apayours Co., Ltd.	Offers staffing primarily for pachinko parlors and for sales promotion and various events on a short-term basis.
	Amusecast Co., Ltd.	Offers staffing primarily for pachinko parlors and for sales promotion and various events on a short-term basis.
	Human Resources Research Institute, Inc.	Provides comprehensive human resources outsourcing solutions through manpower dispatching, outplacement, skilled personnel recruitment, and employment support for graduates
Factory Business (Staffing Services for Production Line Work)	Fullcast Factory Co., Ltd.	Offers staffing for production line work. Most services are extended to manufacturers in the fields such as seafood and food processing, machinery, electrical machinery, precision devices, chemicals and rubber, textiles and pulp, automobiles and other transportation equipment and steel and other metals.
	Fullcast Central Co., Ltd.	Offers staffing for production line work, especially in automobile area. Established in April 2002 by Fullcast, Toyota Group member Central Auto Co., Ltd. and Daisho Industry Co., Ltd. as a specialist in the provision of workers for automotive plants. Fullcast's ownership is 55.6%.
Technology Business (Technical/Engineer Staffing Services)	Fullcast Technology Co., Ltd.	Provides engineering-based contractual service and engineer dispatching service, primarily serving the semiconductor industry, mainly providing production facility workers and hardware/software development engineers as well as system development and consulting services to increase the efficiency of logistics systems and other tasks. Fullcast's ownership is 85.6%.
Other Business	Fullcast Telemarketing Co., Ltd.	Operates call centers. Established in September 2004 by Fullcast and Hikari Tsushin Group and started operation from October 2004. Fullcast's ownership is 51.0%.
	Fullcast Finance Co., Ltd.	Operates the Credit card business. Promotes welfare of the registered staff.
	Fullcast Sports Co., Ltd.	Extends agency services centering on the management of soccer players and their transfers to other teams, and organizing sports-related events.

Flowchart of Business Activities

Fullcast Co.,Ltd.

A flowchart of business activities is shown below:



Individuals seeking jobs
Clients
Spot Business
Registration and work category request
Human Resources Research Institute, Inc.
Contractual clerical workers services
Fullcast Office Support Co., Ltd.
Outsourcing contracts
Fullcast Co., Ltd.
Short-term contractual workers services
Apayours Co., Ltd.
Amusecast Co., Ltd.
Factory Business
Fullcast Factory Co., Ltd.
Personnel outsourcing services for production line work
Fullcast Central Co., Ltd.
Personnel outsourcing services for production line work for automobile
System development and maintenance
Technology Business
Hired as technical staff
Fullcast Technology Co., Ltd.
Technical / engineer staffing services
Technical / engineer staffing services for automobile
Other Business
Franchise restaurant and bar management
Fullcast Telemarketing Co., Ltd.
Telemarketing services
Fullcast Sports Co., Ltd.
Agency services for professional athletes
Fullcast Finance Co., Ltd.
Neo Carrier Co., Ltd.
Help-wanted ads/marketing services

Notes:

1. Flowchart is current as of September 30, 2005.
2. ⟶ indicates transactions with companies outside the Group and ⇢ indicates internal transactions, none of which are monetary transactions.
3. [solid box] indicates a consolidated subsidiary and [dashed box] indicates a company to which the equity method is applied.

Status of Affiliated Companies

Consolidated subsidiaries

As of September 30, 2005

Company	Location	Capital/ investment (mil. yen)	Major business activities	Voting shares (%)	Issues to be noted:
Fullcast Office Support Co., Ltd.	Shibuya-ward, Tokyo	40	Spot business and others	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 3
Apayours Co., Ltd.	Oita City, Oita	220	Spot business and others	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 4
Amusecast Co., Ltd.	Shinjuku-ward, Tokyo	50	Spot business and others	100.0	• Provides financial support (financing operating capital). • Interlocking directorates: 2
Human Resources Research Institute, Inc.	Chiyoda-ward, Tokyo	480	Spot business and others	100.0	• Provides financial support (financing operating capital). • Interlocking directorates: 2
Fullcast Factory Co., Ltd	Shibuya-ward, Tokyo	100	Factory business	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 4
Fullcast Central Co., Ltd.	Shibuya-ward, Tokyo	90	Factory business Technology business	55.6	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 1
Fullcast Technology Co., Ltd.	Shibuya-ward, Tokyo	499	Technology business	85.6	• Places orders for jobs undertaken mutually with us. • Develop and maintain our core system. • Subleases part of the office we rent as office use. • Interlocking directorates: 2
Fullcast Telemarketing Co., Ltd.	Shinjuku-ward, Tokyo	90	Other business	51.0	• Provides financial support (financing operating capital). • Interlocking directorate: 3
Fullcast Finance, Co., Ltd.	Shibuya-ward, Tokyo	40	Other business	100.0	• Provides financial support (financing operating capital). • Interlocking directorate: 3
Fullcast Sports Co., Ltd.	Shibuya-ward, Tokyo	40	Other business	100.0	• Places orders for jobs undertaken mutually with us. • Undertakes part of our advertisement activities. • Subleases part of the office we rent as office use. • Interlocking directorates: 2

Notes: 1) The "Major business activities" category follows the business segment classification.
2) "Interlocking directorates" include our operating officers.

Affiliate under equity method application

As of September 30, 2005

Company	Location	Capital/ investment (mil. yen)	Major business activities	Voting shares (%)	Issues to be noted:
Neo Career Co., Ltd.	Shibuya-ward, Tokyo	37	Other business	33.8	—

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. Another aim is maximizing corporate value.

To accomplish these goals, the Group is taking the following actions.

1) As the economy undergoes structural change and workers become more mobile in the 21st century, the Group is using human resources to meet the needs of all client companies while using the human resources business to supply as many motivated workers as possible.

2) As the leader in Japan's human resources industry, the Group will solidify its position as a human resources organization that can bring about change on a global scale. Furthermore, the Group will never become complacent, always retaining a willingness to take on new challenges.

(2) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

We make it a basic policy to determine the amount of dividend based on a dividend payout ratio of 20% on a consolidated basis, through taking business performance into consideration, with stable payments of dividends in view.

Retained earnings will be used to enhance internal core systems, such as by developing IT systems that can further raise operating efficiency and through opening new offices or recruiting and training employees, for the purpose of building a sounder operating base.

The Projected annual dividend per share for fiscal year ended September 30, 2005 will be 2,000 yen, which consists of an interim dividend of 1,000 yen and a final dividend of 1,000 yen.

Dividend payout ratio for the past 4 years

Fiscal term	FY2005 ended September 2005 (projected)	FY2004 ended September 2004	FY2003 ended September 2003	FY2002 ended September 2002
Dividend payout ratio (%) (Individual)	36.5	41.2	23.9	44.2
Dividend payout ratio (%) (Consolidated)	29.0	35.7	18.3	31.6

* The company paid dividends for the fiscal year ended September 30, 2004 in commemoration of the listing on the First Section of Tokyo Stock Exchange.

(3) Policy Regarding Reduction in Investment Unit

Fullcast Co., Ltd. regards increasing the liquidity of its stock and attracting a broader range of investors as important issues with regard to its capital policy. Any decision involving a reduction in the investment unit will made in the best interests of shareholders, and will be based on operating results and market conditions, as well as a careful examination of benefits in relation to expenses.

In order to expand the base of individual investors, the split-up of common shares on a three-for-one-stock-split and on a two-for-one-stock-split were implemented as of November 20, 2003 and May 20, 2004, respectively.

(4) Medium- and Long-term Management Issues

Fullcast has kicked off the Group's 3-year medium-term management plan called "125 Speedy Growth Plan" with the fiscal year ended September 30, 2005 as the initial year. We aim to achieve the consolidated net sales of exceeding 100 billion yen, 20 percent or more ROE, and net income of 5 billion yen at the end of the fiscal year to be ended September 2007 when the mid-term business plan will be concluded.

(1) The progress for the first year ended September 30, 2005

The Group set out to build the growth base for the existing business operations and tackle new business segments.

Specifically, we improved our nationwide office network in the Spot Business segment and implemented branding strategy by acquiring naming rights to Miyagi Prefectural Stadium, the home ground of the Tohoku Rakuten Eagles, a Japanese baseball club belonging to the Pacific League, and naming it "Fullcast Stadium Miyagi." Additionally, the Group embarked on new ventures by establishing Fullcast Telemarketing Co., Ltd. and Fullcast Finance Co., Ltd and through investment in Human Resources Research Institute, Inc. Thereby, we expanded the realm of business as a provider of comprehensive human resources outsourcing solutions in the first year.

(2) Strategy from the second year to the final year (fiscal year ending September 2006 - fiscal year ending September 2007)

We stick to our principle of promoting the strategy that foresees the future needs, by dealing with changes in the market flexibly, in order to expand existing business operations, while always promoting new business operations positively.

In concrete terms, as we position the short-term human resource service business as the core business, we expand business operated by subsidiaries such as technical/engineer staffing services, personnel outsourcing services for production line work and contractual and dispatching clerical workers services as well as organically consolidate the entire group including the new business operations.

Also, we are determined to raise the company value for the entire group by proceeding with the M&A strategies and new business and by expanding the business sections to bring about synergy effects on the existing business.

The Group will meet all human resource-outsourcing needs that occur at every stage of the business cycles of its client companies. More than merely an outsourcing service contractor, the Group is working aggressively to build a framework that can supply "one-stop total solutions" that help maximize the performance of each client company. Building such a framework is how the Group plans to support growth over the medium and long terms.

In order to meet the managerial goals in the fiscal year ending September 2006, which is the middle year of our medium-term business plan, the Group plans to shore up efforts to hire staff members and focus on nurturing them, while working on training programs coupled with improvements in the process of sales and back-office activities.

To this end, the Group is taking the following actions.

1) Improving the customer satisfaction
2) Expanding upon the menu of human resources services
3) Promoting M&A strategies
4) Improving the ability of staff and employees by education and training
5) Promoting effective systemization that deals with expansion of the business scale and sections
6) Enhancing the Group's corporate image and awareness of the Fullcast name and promoting strategies to gain human resources.
7) Bolster the sales force of the group through concerted efforts
8) Efficient financial strategy
9) Strengthen staff recruiting activities and increase the stability of the work force

(5) Fundamental Position Regarding Corporate Governance and CSR (corporate social responsibility)

The Group's fundamental policy regarding corporate governance is that governance should be conducted for the purpose of ensuring the transparency and efficiency of management from the standpoint of shareholders and all other stakeholders. To create a system better able to adapt to changes now taking place in the operating environment, the corporate officer system has been adopted. Under this system, it is clearly designated the corporate officers' authority and responsibility of executing business operations. In addition, we will be fully committed to a thorough corporate governance, sincere response to customers, and environmentally friendly activities as part of our CSR-related activities.

(6) Status and Actions of Corporate Governance and CSR


Stockholders' Meeting
Board of Directors
(8 directors, 1 external director)
Board of Auditors
(3 auditors, 3 external corporate auditors)
President and CEO
Internal Audit Department
Group Representatives Committee
Corporate Officers Committee (6 corporate officers)

*Interlocking directorates: 3

(As of September 30, 2005)

1) The board of directors meeting (twice each month)

The board of directors composed of eight members, including one external board member, audits the state of execution involved in the Company's whole business management and makes a decision as to important managerial matters. From the standpoint of shoring up compliance, three auditors are supposed to take part in a board of directors meeting as observers in principle. The Company president and representative director presides over a board of directors meeting.

2) The corporate officers committee meeting (four times per month)

Six corporate officers (three of whom serve as members of the board as well) examine and make a decision as to the Company's execution of business.

3) The Group representatives committee (monthly)

A group representatives committee meeting is held once a month where the representatives of all Group companies get together to promote the exchange of information and ensure that all companies are operating in line with a single Group-wide strategy.

4) The board of auditors meeting (once every three months)

The board of auditors composed of three external auditors exchanges views on, discusses, and makes a decision, as to important auditing matters.

5) Internal audit

Besides the auditing system, the Company has the internal auditing office under representative director's direct supervision, which audits the Company and all Group companies in accordance with internal auditing regulations, in order to ensure the soundness of business operations.

6) Personal, equity, business or other relations with external board member and auditors

Our external director and three external auditors own shares in the Company as given below. The Company has no business relation with them.

(As of September 30, 2005)

Position	Name	Number of shares
External director	Sumio Sano	60
Statutory auditor	Kouji Sasaki	96
Auditor	Yutaka Onda	30
Auditor	Teruho Tougo	36

7) IR and other activities

In order to promote the transparency of the Company's operations, we stepped up investor relations activities by holding an explanatory meeting targeting the press and analysts on a quarterly basis, as well as by posting the disclosed information on our web site in a bid to make a disclosure of our business activities in a fair and timely manner. To assure this, we disclose the information based on the quality management system of ISO9001 on a timely basis. The Group strives to disclose information by maintaining information dissemination methods that can accurately convey information to not only domestic but also overseas investors. Through this stance, the Group aims to rank first in terms of disclosure activities within its industry.
In addition, we set a department in fiscal 2003 that is exclusively engaged in customer satisfaction (CS) activities under the direct control of the president to improve satisfaction of both customers and staff members.

8) Actions taken over the past year to enhance corporate governance

Meetings of the board of directors, the corporate officers committee, the Group representatives committee and the board of auditors were held as frequently as described above.

In view of the enforcement of the Personal Information Protection Law we stepped up our system to manage information, including not only personal information, but all information needed to conduct ongoing business, such as sales data, as well. This enabled us to obtain the BS7799-2:2002 international standards for information security management systems certificate and the Japanese ISMS (information security management system) Certification Standards Ver. 2.0 certificate as well (as of June 27, 2005). We will strive to bolster our information security measures continually by introducing a third-party's perspective meeting global standards to shore up corporate compliance and risk management.

Additionally, in order to improve uniformly high-level service supply system throughout the Group, we had increased the number of ISO9001-certified offices since we were first registered with ISO9001:2000 in April 2000. From the viewpoint of further bolstering corporate governance in managing the whole Group, our four main companies of the Group (Fullcast Co., Ltd., Fullcast Factory Co., Ltd., Fullcast Central Co., Ltd. and Fullcast Technology Co., Ltd.) had all their offices be (*)ISO9001:2000-certified as of May 31, 2005.

*All the offices at the time of application in January 2005

On top of these, our Group company Fullcast Central Co., Ltd., which offers manpower outsourcing solutions to the automotive industry, where reducing the environmental burdens has to be addressed as a social mission, regarded efforts to reduce them as one of its business challenges and obtained the ISO14001 certificate, international standards for environmental management, as of October 22, 2004. Fullcast Central became the first to obtain the certificate as a provider of outsourced manpower specializing in the automotive industry.

The Group as a whole is determined to continue to take environment measures proactively.

(7) Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

The Group expects that lifting on ban on dispatching workers in the manufacturing business by the revised Worker Dispatch Law implemented on March 1, 2004 will expand outsourcing demands for blue-color workers and will accelerate the further growth of the market.

The Group must respond to these changes in a flexible manner while implementing strategies that anticipate future needs. To accomplish this, the Group will constantly seek new opportunities while expanding its existing business activities.

In concrete terms, the Group will build on its short-term human resource service business by using subsidiaries to expand operating bases in market sectors such as Technical/engineer staffing services, staffing services for production line work and contractual and dispatching clerical workers services. At the same time, efforts will focus on seamlessly linking the entire Group, including all new businesses.

Furthermore, the Group will promote M&A strategies and new business operations with the goal of maximizing the corporate value of the entire Group.

We will address the following issues by each business section:

Spot business	1)	Enhance services with high-added value that satisfactorily meet the needs of client customers and expand office networks
	2)	Strengthen staff recruiting activities and increase the stability of the work force
	3)	Promote efficiency of business operations and restrain selling and administrative expenses
	4)	Expand industries to serve
Factory business	1)	Improve flexibility in the order receiving system for both outsourcing and dispatching that meets the needs of client customers.
	2)	Grow human resources that ensure to satisfy the sophisticating needs of client customers
	3)	Provide business operations with high performance that brings about merits to client customers
Technology business	1)	Improve the training to engineers
	2)	Acquire human resources from abroad
	3)	Increase engineers for development in the electronics and semiconductor sections
	4)	Develop new business opportunities including in the biotechnology area
	5)	Secure competitive edge through enhancement of specific solutions service

(8) Important Business Matters (outline of the matters that were decided and/or occurred)

Important business matters in the fiscal year ended September 30, 2005 are as follows:

1) Establishment of Fullcast Finance Co., Ltd. (announced on September 30, 2004)

Fullcast Co., Ltd. established Fullcast Finance Co., Ltd. for the purpose of improving welfare programs for its registered staff members. We will promote the Group's credit card business, thereby making registered staffs take root and promoting efforts to gain new staff members.

2) Wholly owning of Amusecast Co., Ltd. (announced on December 16, 2004)

Fullcast Co., Ltd. bought 100% shares in Amusecast Co., Ltd., thereby turning it into a wholly owned subsidiary with a view to improving human resources outsourcing services and expanding business content further.

Amusecast provides the pachinko parlor industry in the Tokyo/Yokohama region with human resources outsourcing services. Thanks to synergetic effects from Apayours Co., Ltd., an affiliate of the Group which provides the same type of services primarily in the Kyushu region, we will step up services in the amusement business segment.

3) Wholly owning Human Resources Research Institute, Inc. (HRI) (announced on December 27, 2004)

Fullcast Co., Ltd. bought 100% shares in Human Resources Research Institute, Inc. (HRI), thereby turning it into a wholly owned subsidiary with a view to improving human resources outsourcing services and expanding business content further.

HRI offers multiple human resources services ranging from dispatching temporary staffs to outplacement and placement services primarily to the financial and securities segments or government and other public offices. With HRI being our wholly owned subsidiary, we have bolstered the business of providing human resources outsourcing services for white-collar work and made inroads into the outplacement business segment. Thereby, we intend to enhance the Group's value as a general human resources outsourcing company further.

4) Acquisition of the naming rights of the Miyagi Prefectural Stadium (announced on January 22, 2005)

The Company acquired the naming rights of the Miyagi Prefectural Stadium as part of efforts to strengthen the brand of the Group and improving corporate image, thereby stepping up the ability to hire staffs of the respective affiliates of the Group.

5) Establishment of an ADR program (announced on June 7, 2005)

The Company established an American Depositary Receipt (ADR) program; thus stock in our company became available in the form of an ADR in the United States effective on June 8, 2005 (U.S. local time). We reached the conclusion that the establishment of an ADR program would enable us to develop new investors and expand the existing investor base on the U.S. capital market.

6) Sealing of a comprehensive business alliance agreement with Asia Pacific System Research Co., Ltd. (announced on July 12, 2005)

Fullcast sealed a comprehensive business alliance agreement premised on stock acquisition with Asia Pacific System Research Co., Ltd. (stock code: 4727).

7) Start of preparations for establishing a bank (announced on July 25, 2005)

The Company started preparations to offer financial products and services to individual customers, including youths who will lead the next generation, and funds or business opportunities to prospective excellent small- and medium-size companies or venture businesses; thereby contributing to stimulating the Japanese economy. The new bank is scheduled to be capitalized at around 5 billion yen, while a consortium of investors will be formed by companies centered on Fullcast and several dozen good-standing companies, which can become our partner, and there will be no major stockholder as provided by the bank law. We established Fullcast Partners Co., Ltd., the preparatory entity to establish the new bank, as of August 15, 2005.

<Reference>

Important business matters upon the completion of the fiscal year ended September 30, 2005 are as follows:

1) Merger of consolidated subsidiaries (announced on August 8, 2005)

Human Resources Research Institute, Inc. and Fullcast Office Support Co., Ltd., both of which were Fullcast's consolidated subsidiaries, had offered white-collar temporary clerical personnel in the group, respectively. In order to increase operational efficiency, improve services for clients and promote efforts to bolster the business further, the two companies merged effective on October 1, 2005. The merged company was called Fullcast HR Institute Co., Ltd.

2) Listing of stock in Fullcast Technology Co., Ltd. (announced on September 16, 2005)

Fullcast Technology Co., Ltd. (stock code 2458), Fullcast's consolidated subsidiary, was listed on the Jasdaq Securities Exchange effective on October 21, 2005.

3) Affiliation of Asia Pacific System Research Co., Ltd. (announced on July 12, September 27, October 3 and October 4, 2005)

Fullcast turned Asia Pacific System Research Co., Ltd. (Aspac) (stock code: 4727) into a consolidated subsidiary through the allocation of new shares to a third party and negotiation transaction with Mr. Kiyoshi Koba, Aspac's main shareholder, acquiring a 62.58% stake in the company at the deemed date of acquisition, October 1, 2005.

(9) Risks of Business and Others

The matters that can be risk factors for the Group to operate are given below. From the standpoint of disclosing information proactively to investors, they include those deemed significant for investors to decide if he/she invests or understand the Group's business activities, even they are not supposed to fall under ordinary business risks. The Group intends to recognize the potential risks and do its utmost to avoid or deal with any risk should it arise. The following matters include future risk factors, but are based upon a judgement made by the Company's management as of the date of reporting these financial statements and the business risks and others are not limited to these.

1) Ensuring staffs

The young population in Japan has been declining due to the falling birthrate and the declining number of births since the mid-1980s, and this trend will likely continue according to forecasts by National Institute on Population and Social Security Research under the Ministry of Health, Labour and Welfare, and others. In the Spot Business, which is the nucleus of the Group's business, the majority of staffs are in the young age bracket ranging from the late teens to the twenties. Given this, the declining young population would make it difficult for the Group to ensure human resources it needs. In consequence, it could have an adverse effect on the Group's business performance. To cope with the decrease in the young population, we promote job offers on the Internet or via mobile devices to increase efficiency in ensuring staff members. In this regard, if pay raises for them or an increase in advertising expenses to promote efforts to gain them cannot be absorbed though internal efforts, including increasing operational efficiency or passing it onto service price, it could have an adverse effect on the Group's business performance.

In addition, due to relatively low entry barriers, which is peculiar to the industry to which the Group belongs, or intensifying competition, there is a likelihood that competition to gain staffs will become fierce in the future. As a result, the Group may not be able to ensure an adequate number of staffs it needs, which results in preventing it from meeting the goals spelled out under the Group's business plan.

On top of these, those in the young age bracket ranging from the late teens to the twenties, which comprise the backbone of the Group's staffs, are the generation which is sensitive to a corporate image. Thus, the Company considers it important to establish a corporate brand which will be supported by this generation in order to enclose excellent human resources. The Group carries out strategies to improve its corporate image through business activities in the whole sports area, including acquiring naming rights to the "Fullcast Stadium Miyagi," which is the home ground of the Tohoku Rakuten Eagles, a Japanese professional baseball club belonging to the Pacific League. Whether the effect of these strategies maintains or not is uncertain, however; thus, it is possible that we will be unable to ensure staff members we need adequately.

2) Ensuring employees and job retention

An average length of service of the Company's employees, excluding staff members, stands at 2 years and 9 months as of the end of September 2005. This can in part be attributed to a large number of those who leave the Company while it has increased those newly hired as its business has expanded rapidly. In order to cope with an external environment surrounding the Group where competition has intensified as a result of deregulation, it is important for the Company to improve human resources, i.e., employees other than registered staffs, as well.

On grounds that it is necessary to carry out business office-based hiring strategy to maintain the competitive edge, the Company has set up a large number of business offices in a short period of time. And how to maintain the quality of branch mangers and employees assigned to these offices has become one of the key issues. The Company intends to recruit excellent human resources actively and appoint them branch manager or assign them to each business office. However, should it be unable to ensure adequate human resources it requires, or human resources which are currently in service drain out, it could hamper such business office-based business strategy. As a result, it could do harm to the Group's business performance. In addition, if revenues or income plans were not achieved as expected under such business office-based hiring strategy, it could increase selling, general and administrative expenses, which could in turn have an adverse effect on the Group's bottom line.

Running the human resources outsourcing business can sharply be streamlined through building a sophisticated mission-critical system, and others, but it cannot replace human know-how completely. Thus, it is essential to ensure capable branch mangers and employees at each business office and retain them to expand our business in the future.

3) Management of database of client companies and staffs

In order to swiftly coordinate the most suitable staffs who meet the client company's needs and increase efficiency of staffing, the Group makes use of the business management information system **FASE** in managing staffs' work behavior or experience by type of job and information about client companies in the form of a database. Moreover, we conduct billing to the client, charging clients for contracting services, checks accounts receivable and others under our **FASE** matching database system as well. In this way, the Group's operational efficiency significantly depends on the **FASE** system. To provide against a failure of the server on which **FASE** runs, for instance, the Group has deployed two servers, which have the same function. However, due to disaster, such as an earthquake, and others, should any mechanical trouble occur, in which both two servers halt simultaneously and **FASE** stops running, it could prevent the Group from conducting business activities. In consequence, it could have a material impact on the Group's business performance.

The Group intends to continue investing in information technology, including upgrading **FASE**, as needed; thereby setting ourselves apart from the competition in terms of the cost and service. However, these investments will not necessarily lead to an increase in sales in the future. If they do not produce returns commensurate to them, it would not be able to recover funds invested.

As regards management of data stored in **FASE**, including personal information, the Group has set clear standards for handling it, tightened control of those authorized to access to such information, and stepped up internal audit in a bid to prevent illegal access to personal information and loss, damage, falsification or leakage thereof. Despite that, should any piece of information be leaked for some reason, the Group could lose confidence in society. In consequence, sales might decline or someone would make a claim for damages. And this could have an adverse effect on the Group's business performance.

We stepped up our system to manage information, including not only personal information stored under our **FASE** matching database system, but all information needed to continue to conduct business, such as sales data, as well. This enabled us to acquire a BS7799-2:2002 international standards for information security management systems certificate and a Japanese ISMS (information security management system) Certification Standards Ver. 2.0 certificate (as of June 27, 2005) as well. We continue to strive to bolster our information security measures by introducing a third-party's perspective meeting global standards in an effort to shore up corporate compliance and risk management.

4) Job-related accidents or trouble involved with staffs

In the event that a staff member dies, gets injured or sick while he/she is performing a task, or as a result of a task, the employer, that is, the Company would be obliged to award accident compensation in compliance with the Labor Standards Law, the Workmen's Accident Compensation Insurance Law and/or any other relevant law or ordinance.

From the standpoint of giving staffs primary safety and hygiene training thoroughly and preventing injury and sickness, the Company lends safety equipment, puts up a warning sign regarding work, or distribute written instructions in order to help them increase their awareness of safety. In addition, from the viewpoint of protecting workers, the Group has taken out professional indemnity insurance and others on top of workmen's accident compensation insurance. In the event that a disaster occurs which exceeds the scope to be covered by these insurance policies, however, we would be liable for damages on grounds of noncompliance of obligation of security under the labor agreement (Article 415 of the Civil Code and others), unlawful responsibility (Article 709 of the Civil Code), and others.

Furthermore, when a staff member performs a task, due to an accident owing to an error by him/her, a breach of contract between a client company, or his/her illegal act, a lawsuit would be brought against the Company or any other claim could be made. The Company has the system available to cope with legal risk management by assigning the person in charge of legal affairs, but depending on the type of litigation or the amount of damages to be sought, it could have a material impact on its business performance.

5) Legal restrictions

i) Changes in legal restrictions

If any of the Labor Standards Law, the Worker Dispatch Law, the Workmen's Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Fund Law and any other relevant law or ordinance, which apply to business activities conducted by the Group, is revised or whose interpretation is changed according to a change of social circumstances surrounding the labor market, depending upon the content, it could have a material impact on business activities conducted by the Group.

ii) Social insurance contribution

In terms of taking out social insurance, workers whose period of contract is up to two (2) months and those whose working hours are three quarters or less of those of regular workers, and others are exempted from the application of the Health Insurance Law. Nearly the same applies to the application of the Welfare Pension Fund Law. As to the Spot Business, the Company employs staffs for a short period of time; thus, at present it does not cover these expenses as one exempted from the application of social insurance.

Any future revision to the social insurance system can affect the Group's business performance, depending upon the content, such as a reduction in premium rate or an expansion in the applicable scope of the insured.

iii) Manpower dispatching business

The Group conducts the manpower dispatching business in accordance with the Worker Dispatch Law and with Health, Labor and Welfare Minister's approval. In the event that we fail to meet any requirement as a manpower dispatching business operator, however, its license could be revoked or we could receive orders to close or suspend business on grounds of violating applicable laws and regulations or failing to meet the licensing requirements. Though the Group strives to prevent any violation of laws and ordinances through stepping up corporate compliance and risk management, should its license be revoked for some reason, we would no longer be allowed to conduct the manpower dispatching business, which in turn could have a significant impact on the Group's business performance.

iv) Contracting business

The Group carries through contracted work independently of the client concerned as a contracting business operator in accordance with a contract agreement. In carrying out such work we comply with the Standards for Differentiating Staffing Business and Contracting Business (Ministry of Labor Notice 37 in 1986) and other relevant laws and ordinances. Before executing contracted work, we confirm its content, scope, completion date and others with the client, but in the event that differences in understanding between the client arise as we execute it and we become unable to collect charges or it becomes difficult to do so, it could have a significant impact on the Group's business performance.

6) The Company's business management

(1) Dependence on a certain person

Takehito Hirano, founder and president and chief executive officer of the Company, plays a pivotal role in the entire range of its business management from formulation of business plans or strategies to sales activities or financial affairs.

At this point, if he were to resign from the post, it could have a material impact on the Company's business strategy, business performance and other aspects.

(2) Stock option

The Company has issued stock options with the aim at further boosting the motivation to improve business performance and morale of directors, auditors and employees of the Company and its subsidiaries. The term of exercising these stock options are as from January 1, 2006 through December 30, 2008. The number of latent shares involved in these stock options stands at 2,229 shares at the end of September 2005, accounting for approximately 0.8 % of the Company's outstanding stock of 275,964 shares (including treasury stock).

The Company intends to continue to grant stock options to those directors and employees who can be expected to contribute to boosting corporate performance substantially, but when new stock is issued through the exercise of these stock options, the Company's stock value could be diluted.

(3) Strategy for acquisition of business/alliance and new business

The Company turned Amusecast Co., Ltd. and Human Resources Research Institute, Inc. (HRI) into its wholly owned subsidiary in October 2004 and March 2005, respectively, based upon a cautious feasibility study. In order to increase operational efficiency and improve services for clients, HRI merged with Fullcast Office Support Co., Ltd., which had offered white-collar human resources outsourcing services, as of October 1, 2005 and changed its name to Fullcast HR Institute Co., Ltd.

Additionally, we turned Asia Pacific System Research Co., Ltd. into a consolidated subsidiary through the acceptance of the third-party allocation of shares and negotiation transaction with main stockholders of the company in October 2005. However, if the cost of realigning and strengthening those companies exceeds what was expected or their contribution to profit-earning turns out to be less than anticipated, it could have an adverse effect on the Group's business performance.

The Group plans to expand the existing business through acquiring businesses or entering into business tieups with other companies, while groping for opportunities to start up a new business in a bid to broaden the scope of business and bolster corporate value of the Group as a whole. However, if such business expansion strategy through acquisitions and others does not contribute to income-earning as initially expected, or massive funds might need to be injected, or due to amortization of consolidation account adjustment and others, the Group's profit and loss could deteriorate temporarily.

7) Seasonal factors for the Group's business performance

In the Spot Business segment, which constitutes the core business of the Group, we offer short-term contractual worker services. Due to the nature of its business, orders tend to increase in the second and fourth quarters. In this business segment we continue to set up new offices as the market expands. It takes time for them to begin contributing to earnings since we incurred expenses to open them. Thus, net sales and profits tend to fluctuate according to the quarterly number of newly opened offices.

The Group strives to increase the number of orders for our High Quality Solutions designed to lead to an increase in operational efficiency of the client through qualitative improvement, in an effort to minimize seasonal fluctuations.

In the Technology Business segment we apply acceptance inspection standards to all orders we met. In dispatching technical experts or engineers in the Technology Business the number of those operating affects the Group's business performance.

The percentage of newly graduated engineers or technical experts who join the company is high in April and as sales by these new graduates grow, earnings tend to rise in the latter half of the fiscal year. Because many of our clients' fiscal year ends in March, negotiations on rate revision or rate revision is implemented in April or later in many cases, which results in making sales and earnings increase disproportionately in the latter half of the fiscal year in the Technology Business segment.

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.

Net Sales

(Millions of yen)

Segment	October 1, 2004 - September 30, 2005	YoY Change (%)
Spot Business	44,103	43.1
Factory Business	13,787	12.7
Technology Business	7,707	24.1
Other Business	1,615	278.5
Total	67,212	35.3

Notes:

1. The above sales figures do not include consumption taxes.
2. Inter-segment transactions were offset.

5. Consolidated Financial Statements and Others

(1) Consolidated Financial Statements

1) Consolidated Balance Sheet

(Thousands of yen)

		Note No.	As of September 30, 2005			As of September 30, 2004		
	Category		Amount		%	Amount		%
	Assets							
I	Current assets							
1	Cash and deposits			6,111,794			5,603,756	
2	Trade notes and accounts receivables			8,846,651			6,968,667	
3	Securities			—			500,048	
4	Inventories			84,889			74,585	
5	Deferred tax asset			443,082			308,960	
6	Other current assets			1,894,450			666,270	
	Allowance for doubtful accounts			-101,510			-69,320	
	Total current assets			17,279,356	76.6		14,052,969	72.2
II	Fixed assets							
1	Tangible fixed assets							
(1)	Buildings and structures	*1	599,056			508,713		
	Accumulated depreciation		206,087	392,969		150,574	358,138	
(2)	Machinery and vehicles		67,367			56,679		
	Accumulated depreciation		40,477	26,890		27,824	28,854	
(3)	Furniture and fixtures		935,945			726,552		
	Accumulated depreciation		473,211	462,734		314,197	412,354	
(4)	Land	*1		606,469			606,469	
	Total tangible fixed assets			1,489,062	6.6		1,405,816	7.2
2	Intangible fixed assets							
(1)	Software			823,710			803,359	
(2)	Other			56,300			51,044	
	Total intangible fixed assets			880,010	3.9		854,403	4.4
3	Investment and other assets							
(1)	Investment securities	*2		1,118,115			901,972	
(2)	Long-term loan receivable			3,706			4,363	
(3)	Insurance reserve fund			500,464			1,088,686	
(4)	Deferred tax asset			141,841			124,992	
(5)	Other			1,205,349			1,078,070	
	Allowance for doubtful accounts			-61,474			-49,754	
	Total investment and other assets			2,908,000	12.9		3,148,330	16.2
	Total fixed assets			5,277,073	23.4		5,408,551	27.8
	Total assets			22,556,429	100.0		19,461,520	100.0

Fullcast Co., Ltd.

(Thousands of yen)

Category	Note No.	As of September 30, 2005 Amount	%	As of September 30, 2004 Amount	%
Liabilities					
I Current liabilities					
1 Notes payable and accounts payable trade		**96,561**		80,518	
2 Short-term borrowings	*1	**2,758,168**		2,245,136	
3 Current portion of long-term debt	*1	**86,608**		137,878	
4 Accounts payable-other		**1,854,161**		2,047,219	
5 Accrued expenses payable		**1,798,741**		1,575,118	
6 Income taxes payable		**1,448,806**		687,710	
7 Deferred tax liability		**1**		128	
8 Accrued bonuses		**664,389**		519,872	
9 Other current liabilities		**309,646**		218,150	
Total current liabilities		**9,017,082**	**40.0**	7,511,733	38.6
II Fixed liabilities					
1 Long-term debt	*1	**172,200**		258,808	
2 Deferred tax liability		**109,029**		73,628	
3 Allowance for employee retirement benefits		**341,615**		271,120	
4 Other fixed liabilities		**38,256**		33,185	
Total fixed liabilities		**661,100**	**2.9**	636,742	3.3
Total liabilities		**9,678,182**	**42.9**	8,148,475	41.9
Minority interests					
Minority interests		**501,027**	**2.2**	335,455	1.7
Shareholders' equity					
I Common stock	*3	**3,464,100**	**15.4**	3,464,100	17.8
II Capital surplus		**3,018,338**	**13.4**	3,018,338	15.5
III Retained surplus		**5,804,181**	**25.7**	4,465,902	23.0
IV Net unrealized holding gains on securities		**280,812**	**1.2**	219,460	1.1
V Treasury stock	*4	**-190,212**	**-0.8**	-190,211	-1.0
Total shareholder's equity		**12,377,220**	**54.9**	10,977,589	56.4
Total liabilities, minority interests and shareholders' equity		**22,556,429**	**100.0**	19,461,520	100.0

2) Consolidated Profit and Loss Statement

(Thousands of yen)

Category	Note No.	October 1, 2004 to September 30, 2005 Amount		%	October 1, 2003 to September 30, 2004 Amount		%
I Net sales			67,212,160	100.0		49,688,065	100.0
II Cost of sales			47,619,486	70.8		35,569,211	71.6
Gross profit			19,592,674	29.2		14,118,854	28.4
III Selling, general and administrative expenses	*1		15,032,364	22.4		10,863,235	21.9
Operating income			4,560,310	6.8		3,255,618	6.5
IV Non-operating income							
1 Interest income		516			5,814		
2 Rental income		14,618			20,883		
3 Profit on investment in silent partner		29,291			40,166		
4 Amortization of consolidated adjustable accounts		—			22,568		
5 Equity in earnings of affiliates		8,701			1,754		
6 Consulting income		18,000			—		
7 Revenues from consigned business		28,095			—		
8 Other		117,729	216,950	0.3	96,619	187,806	0.4
V Non-operating expenses							
1 Interest expense		29,981			32,293		
2 Expenses related to listing on Stock Exchange		16,288			16,999		
3 Amortization of software		—			2,510		
4 Other		119,784	166,053	0.2	98,756	150,558	0.3
Ordinary income			4,611,206	6.9		3,292,866	6.6
VI Extraordinary income							
1 Gain on sale of fixed assets	*2	163			16		
2 Gain on sale of investment securities		38,411			29,161		
3 Reversal of allowances for doubtful accounts		3,528			4,472		
4 Reversal of allowances for officers' retirement benefits		—			3,059		
5 Gain on transfer of business	*3	6,616	48,719	0.1	—	36,709	0.1
VII Extraordinary loss							
1 Loss on sales of fixed assets	*4	161			—		
2 Loss on disposal of fixed assets	*5	52,008			9,080		
3 Loss on sale of investment securities		—			314		
4 Loss on valuation of investment securities		3,117			11,109		
5 Restructuring expense	*6	9,565			—		
6 Penalty	*7	—			18,000		
7 Loss on insurance cancellation		57,833			7,188		
8 Consolidated adjustable accounts		524,786	647,470	1.0	317,708	363,402	0.7
Income before income taxes and minority interests			4,012,455	6.0		2,966,173	6.0
Corporate, residential and enterprise taxes		2,109,752			1,372,254		
Corporate tax adjustment		-155,771	1,953,982	2.9	-27,051	1,345,203	2.7
Minority interests (or loss)			173,572	0.3		109,063	0.2
Net income			1,884,902	2.8		1,511,906	3.1

3) Consolidated Retained Surplus Statement

(Thousands of yen)

		October 1, 2004 to September 30, 2005		October 1, 2003 to September 30, 2004	
Category	Note No.	**Amount**		Amount	
Capital surplus					
I Capital surplus at beginning of period			**3,018,338**		2,514,473
II Increase in capital surplus					
1 New stock issuance		**—**		178,245	
2 Issuance of shares in connection with acquisition		**—**	**—**	325,620	503,865
III Capital surplus at end of period			**3,018,338**		3,018,338
Retained surplus					
I Retained surplus at beginning of period			**4,465,903**		3,264,994
II Increase in retained surplus					
1 Net income		**1,884,902**	**1,884,902**	1,511,906	1,511,906
III Decrease in retained surplus					
1 Dividends paid		**546,624**	**546,624**	310,998	310,998
IV Retained surplus at end of period			**5,804,181**		4,465,902

4) Consolidated Cash Flows Statement

(Thousands of yen)

Category	Note No.	October 1, 2004 to September 30, 2005 Amount	October 1, 2003 to September 30, 2004 Amount
I Cash flows from operating activities			
1 Income before income taxes and minority interests		4,012,455	2,966,173
2 Depreciation and amortization		396,123	298,989
3 Increase (decrease) in allowance for doubtful accounts		43,714	-11,040
4 Increase in allowance for bonuses		123,826	65,185
5 Increase in allowance for employee retirement benefits		61,823	1,765
6 Decrease in allowance for officers' retirement benefits		—	-1,739
7 Interest and dividend income		-7,763	-10,088
8 Interest expenses		29,981	32,293
9 Gain on sale of fixed assets		-163	-16
10 Loss on sales of fixed assets		161	—
11 Loss on disposal of fixed assets		52,008	9,080
12 New stock issue expenses and amortization of discount on bonds		—	8,074
13 Profit on investment in anonymous partnerships		-29,291	-40,166
14 Credit losses		3,249	—
15 Gain on sale of investment securities		-38,411	-29,161
16 Loss on valuation of investment securities		3,117	11,109
17 Gain on transfer of business		-6,616	—
18 Restructuring expense		9,565	—
19 Amortization of goodwill		7,859	8,517
20 Amortization of consolidated adjustment accounts		550,663	296,471
21 Equity in earnings of affiliates		-8,701	-1,754
22 Increase in trade receivable		-1,549,354	-1,540,817
23 Increase (decrease) in inventories		-9,412	-2,134
24 Decrease in trade payable		-289,572	-73,902
25 Increase in accrued expenses payable		54,360	683,376
26 Increase (decrease) in insurance reserve fund		594,386	-277,542
27 Increase in accrued income		-580,028	—
28 Other		-531,187	-498,700
Subtotal		2,892,791	1,893,975
29 Interest and dividend received		7,763	9,020
30 Interest paid		-29,935	-32,161
31 Income taxes paid		-1,407,202	-1,875,846
Net cash provided by (used in) operating activities		1,463,416	-5,012

Fullcast Co., Ltd.

(Thousands of yen)

			October 1, 2004 to September 30, 2005	October 1, 2003 to September 30, 2004
	Category	Note No.	**Amount**	Amount
II	Cash flows from investing activities			
1	Purchase of time deposits		-11,403	-16,810
2	Proceeds from refund of time deposits		14,213	11,000
3	Purchase of acquisition of securities		—	-298,540
4	Proceeds from sales of securities		—	600,000
5	Purchase of tangible fixed assets		-383,899	-398,404
6	Proceeds from sales of tangible fixed assets		1,427	65,021
7	Purchase of intangible fixed assets		-191,995	-298,383
8	Proceeds from sales of intangible fixed assets		—	6,221
9	Proceeds from transfer of business		26,024	—
10	Purchase of acquisition of investment securities		-122,000	-14,550
11	Proceeds from sales of investment securities		43,313	52,081
12	Purchase of shares in subsidiary		—	-1,400
13	Advanced for loans receivable		-206,820	-40,379
14	Collection on loans receivable		5,191	39,220
15	Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation	*2	10,000	221,098
16	Payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation	*2	-421,787	—
17	Other		—	-10
	Net cash provided by (used in) investing activities		-1,237,735	-73,835
III	Cash flows from financing activities			
1	Increase (decrease) in short-term borrowings		485,533	1,200,136
2	Repayments of long-term debt		-137,878	-270,914
3	Expenditure on redemption of corporate bonds		—	-9,900
4	Issuance of common stock		—	349,500
5	Proceeds from payment by minority shareholders		—	118,500
6	Payments of dividends		-545,338	-309,703
7	Payments of dividends to minority shareholders		-8,000	-8,000
8	Other		-12,394	-52,695
	Net cash provided by (used in) financing activities		-218,078	1,016,923
IV	Exchange gain/loss on cash and cash equivalents		-7	24
V	Net increase (decrease) in cash and cash equivalents		7,597	938,100
VI	Cash and cash equivalents at beginning of period		6,088,995	5,150,894
VII	Cash and cash equivalents at end of period	*1	6,096,592	6,088,994

Significant Accounting Policies in the Preparation of the Consolidated Financial Statements

Item	October 1, 2004 - September 30, 2005	October 1, 2003 - September 30, 2004
1. Matters concerning the scope of consolidation	Consolidated subsidiaries: 11 (Names of major consolidated subsidiaries, etc.) Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Fullcast Finance Co., Ltd. Amusecast Co., Ltd. Human Resources Research Institute, Inc. HR Business Academy, Inc. Fullcast Finance Co., Ltd. was newly formed as of October 1, 2004 in the current fiscal year, it is included in the scope of consolidation. Since Amusecast Co., Ltd. has become a fully consolidated subsidiary through stock acquisition as of October 1, 2004 in the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Human Resources Research Institute, Inc. and HR Business Academy, Inc. became a wholly owned subsidiary of the parent company through stock acquisition on January 27, 2005 and are included in the consolidation for the period in review. Unconsolidated subsidiary: 1 (Names of major unconsolidated subsidiaries, etc.) Fullcast Partners Co., Ltd. The unconsolidated subsidiary is excluded from the scope of consolidation because the control is temporary at the time of its start-up.	Consolidated subsidiaries: 7 (All subsidiaries are consolidated.) Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Since Apayours Co., Ltd. has become a fully consolidated subsidiary through equity swap as of June 1, 2004 in the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Fullcast Telemarketing Co., Ltd. was newly formed as of September 15, 2004, which is included in the scope of consolidation.
2.Matters concerning the application of the equity method	(1) Affiliate accounted for by the equity method: 1 Neo Career Inc.	(1) Affiliate accounted for by the equity method: 1 (Equity methods are applied to all affiliates) Neo Career Inc.

Item	October 1, 2004 - September 30, 2005	October 1, 2003 - September 30, 2004
	(2) Of those non-consolidated subsidiaries and affiliates to which the equity method is not applied, the name of the main affiliates are as follows: Fullcast Partners Co., Ltd. Arbeit.jp, Inc. The affiliates are not accounted for by the equity method because the impact on consolidated net profit/loss, consolidated retained earnings, etc. is minimal and the overall importance is minor for the consolidated fiscal year in review.	(2) ————
3. Fiscal year accounting period of consolidated subsidiaries	The fiscal year settlement date of the consolidated subsidiaries are the same as the settlement date of the Company. With regard to Human Resources Research Institute, Inc. and HR Business Academy, Inc., the term for settlement of accounts was changed from March 31 to September 30 from this fiscal year.	The fiscal year settlement date of the consolidated subsidiaries are the same as the settlement date of the Company.
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Market value method. c. Inventories *Products, raw materials and supplies* They are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Same as on the left. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.

Item	October 1, 2004 – September 30, 2005	October 1, 2003 – September 30, 2004
	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-20 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life. (3) Deferred assets ――― (4) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account a future estimated amount based on the actual bonus expense for the accounting period.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-15 years b. Intangible fixed assets Same as on the left. (3) Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan. (4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left. b. Accrued bonuses To allow the provision of bonuses for employees, of the estimated amount thereof, a share in this consolidated fiscal year is appropriated.

Item	October 1, 2004 - September 30, 2005	October 1, 2003 - September 30, 2004
	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year mainly based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for employee retirement benefits Same as on the left.
	d. Allowance for officers' retirement benefits ――――――	d. Allowance for officers' retirement benefits ―――――― (Additional information) As for one of the consolidated affiliates, to provide for accrued officers' severance benefits, the Company provides an allowance for the aggregate amount payable at the end of the fiscal year pursuant to the Company's rules on officers' retirement benefits. However, the board of directors decided to abolish this officers' retirement benefit program on September 28, 2004. In the wake of this decision, the unused balance of this term of the balance of the officers' retirement benefit allowance at end of this consolidated fiscal year of ¥3,059 thousand was withdrawn to be included in extraordinary income.
	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year balance sheet date. Translation gain or loss is accounted as profit or loss.	(5) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.
	(6) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(6) Accounting for leases Same as on the left.
	(7) Accounting for major hedges a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	(7) Accounting for major hedges a. Hedge accounting method Same as on the left.

Item	October 1, 2004 - September 30, 2005	October 1, 2003 - September 30, 2004
	b. Hedge method and hedged transaction The hedge method and hedged transaction are as follows: *Hedge method:* Interest rate swap *Hedged transaction:* Interests on borrowings c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions. d. Evaluation of hedge effectiveness *Interest rate swap transactions* In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between hedge method and hedged transaction. (8) Other significant accounting policies in the preparation of consolidated fiscal year financial statements *Accounting for consumption taxes* All amounts stated are exclusive of national consumption tax and local consumption tax.	b. Hedge method and hedged transaction Same as on the left. c. Hedging policy Same as on the left. d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left. (8) Other significant accounting policies in the preparation of consolidated fiscal year financial statements *Accounting for consumption taxes* Same as on the left.
5. Matters concerning the appraisal of assets and liabilities of the consolidated affiliates	Assets and liabilities of the consolidated affiliates are appraised entirely based upon the current value method.	Same as on the left.
6. Matters concerning the amortization of consolidated adjustment account	Consolidated adjustment account is amortized collectively upon accrual.	Same as on the left.
7. Matters concerning the treatment of matters, including profit appropriation	Consolidated retained surplus statement is based upon either profit appropriation or loss disposition determined in the consolidated fiscal year.	Same as on the left.
8. Scope of cash and cash equivalents on fiscal year consolidated cash flows statements	For the purpose of fiscal year consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.

Reclassifications

Item	October 1, 2004 – September 30, 2005	October 1, 2003 – September 30, 2004
Royalty of the trademark	————————	"Royalty of the trademark," listed separately as non-operating income in the previous consolidated fiscal year, is reclassified and is reported as a component of "Other" in non-operating income as from the current consolidated fiscal year, given that the amount of "Royalty of the trademark" has fallen to 10% or less of non-operating income. The "Royalty of the trademark" for the current consolidated fiscal year is ¥6,628 thousand.
Increase in accrued expenses payable	————————	"Increase in accrued expenses payable," reported as a component of "Other" in cash flow from operating activities in the previous consolidated fiscal year, is reclassified and is listed separately as from the current consolidated fiscal year, given that the amount of "Increase in accrued expenses payable" has increased materiality of impact on consolidated fiscal statements. The "Increase in accrued expenses payable" for the previous consolidated fiscal year was ¥430,939 thousand.
Increase in accrued income	"Increase in accrued income," reported as a component of "Other" in cash flow from operating activities in the previous consolidated fiscal year, is reclassified and is listed separately as from the current consolidated fiscal year, given that the amount of "Increase in accrued income" has increased materiality of impact on consolidated fiscal statements. The "Increase in accrued income" for the previous consolidated fiscal year was ¥56,878 thousand.	————————

Supplementary Information

October 1, 2004 – September 30, 2005	October 1, 2003 – September 30, 2004
With the promulgation of the Law for Partial Revision of the Local Taxation Law and Other (2003, Law No. 9) on March 31, 2003 and the introduction of the pro forma standard taxation as from a business year beginning on April 1, 2004 or later, in accordance with the "practical handling of representation of the part pertaining to the pro forma standard taxation under enterprise tax on corporation in the income statement" (Practical Guidance for Accounting for Research and Development Costs, etc., Report No. 12, Business Accounting Deliberation Council, February 13, 2004), value-added allocation and capital allocation are reported as a component of "Selling, general and administrative expenses" as from the consolidated fiscal year in review. Due to this change, selling, general and administrative expenses increased ¥87,023 thousand, while operating income, ordinary income and net income before taxes for the current consolidated fiscal year fell ¥87,023 thousand.	―――――

Notes on Financial Statements

Notes on Consolidated Balance Sheet

(Thousands of yen)

As of September 30, 2005		As of September 30, 2004	
*1. Assets pledged as collateral		*1. Assets pledged as collateral	
Assets pledged as collateral were as follows:		Assets pledged as collateral were as follows:	
Buildings and structures	222,900	Buildings and structures	232,775
Land	606,469	Land	606,469
Total	829,369	Total	839,244
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:	
Short-term borrowings	1,450,000	Short-term borrowings	1,000,000
Long-term debt	247,768	Long-term debt	323,336
[Current portion of long-term debt	75,568]	[Current portion of long-term debt	75,568]
Total	1,697,768	Total	1,323,336
*2. Non-consolidated subsidiary and affiliate stock includes the following:		*2. Non-consolidated subsidiary and affiliate stock includes the following:	
Investment securities	132,246	Investment securities	11,545
		These include advances on stock subscription of ¥10,000 thousand for Fullcast Finance Co., Ltd. formed on October 1, 2004.	
*3. Total number of outstanding stocks in the Company		*3. Total number of outstanding stocks in the Company	
Common stock	275,964 shares	Common stock	275,964 shares
*4. Number of treasury stock the Company owns		*4. Number of treasury stock the Company owns	
Common stock	2,652 shares	Common stock	2,652 shares
5. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:		5. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:	
Limit of overdraft account	12,250,000	Limit of overdraft account	7,600,000
Borrowing	2,633,068	Borrowing	2,100,136
Balance	9,616,932	Balance	5,499,864

Notes on Consolidated Profit and Loss Statement

(Thousands of yen)

October 1, 2004 - September 30, 2005

*1. Significant components of selling, general and administrative expenses

Salaries and wages	4,390,166
Miscellaneous wages	2,301,125
Legal welfare	693,155
Provision of accrued bonuses	343,893
Retirement benefit expenses	152,285
Communications expenses	725,666
Advertisement and sales promotion	275,211
Travel and transportation	699,054
Rents	1,426,124
Depreciation and amortization	371,040
Recruitment expense	1,098,736
Provision of allowance for doubtful accounts	62,135

*2. Significant components of gain on sale of fixed assets

Machinery and vehicles	73
Furniture and fixtures	90
Total	163

*3. Gain on sale of business resulted from the sale of the process board business and personnel expenses and others expected to incur as software, unamortized balance of business rights and business are transferred were deducted.

*4. Significant components of loss on sale of fixed assets

Machinery and vehicles	161

*5. Significant components of loss on disposal of fixed assets

Buildings and structures	2,104
Machinery and vehicles	673
Furniture and fixtures	2,909
Software	46,322
Total	52,008

*6. Restructuring expenses are in connection with the loss incurred in partial curtailment of the outsourced software development business, mainly, in the sales of software and other products.

*7. ―――――――

October 1, 2003 - September 30, 2004

*1. Significant components of selling, general and administrative expenses

Salaries and wages	3,180,239
Miscellaneous wages	1,726,542
Legal welfare	463,982
Provision of accrued bonuses	304,153
Retirement benefit expenses	109,832
Provision of allowance for officers' retirement benefit	1,320
Communications expenses	500,667
Advertisement and sales promotion	130,708
Travel and transportation	542,508
Rents	929,571
Depreciation and amortization	261,935
Recruitment expense	805,326
Provision of allowance for doubtful accounts	29,713

*2. Significant components of gain on sale of fixed assets

Furniture and fixtures	16

*3. ―――――――

*4. ―――――――

*5. Significant components of loss on disposal of fixed assets

Buildings and structures	585
Machinery and vehicles	843
Furniture and fixtures	3,152
Software	4,500
Total	9,080

*6. ―――――――

*7. Penalty on a change in the contract period of management consignment contract

Notes on Consolidated Cash Flows Statement

(Thousand of yen)

October 1, 2004 - September 30, 2005

*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements

Cash and deposits	6,111,794
Fixed deposits with original maturities of over 3 months	-15,202
Cash and cash equivalents	6,096,592

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Fullcast Finance Co., Ltd. and the relation with net expenditure for acquisition of the stock.

Cash and cash equivalents held by the company	-10,000
Net expenditure for acquisition of the company (minus indicates proceeds)	-10,000

The following shows a breakdown of assets and liabilities at the start of consolidation of Amusecast Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	108,249
Fixed assets	6,924
Consolidation adjustments	25,877
Current liabilities	60,000
Acquisition price of the company's shares	81,050
Cash and cash equivalents held by the company	-63,799
Net expenditure for acquisition of the company	17,251

The following shows a breakdown of assets and liabilities at the start of consolidation of Human Resources Research Institute, Inc. and HR Business Academy, Inc. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	681,408
Fixed assets	111,540
Consolidation adjustments	524,786
Current liabilities	554,574
Fixed liabilities	1,068
Acquisition price of the company's shares	762,092
Cash and cash equivalents held by the company	-357,556
Net expenditure for acquisition of the company	404,536

October 1, 2003 - September 30, 2004

*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements

Cash and deposits	5,603,756
Fixed deposits with original maturities of over 3 months	-14,810
Money Management Fund	300,032
Free Financial Funds	200,016
Cash and cash equivalents	6,088,994

*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary

The following shows a breakdown of assets and liabilities at the start of consolidation of Apayours Co., Ltd. through equity swap and the relation with net expenditure for acquisition of the company.

Current assets	652,029
Fixed assets	55,915
Consolidation adjustments	317,708
Current liabilities	498,161
Fixed liabilities	2,620
Acquisition price of the company's shares	524,872
Self-stock substitution treasury stocks exchanged with the company's share	-524,872
Cash and cash equivalents held by the company	-229,596
Cost for acquisition of the company	8,497
Net expenditure for acquisition of the company (minus indicates proceeds)	-221,098

Securities

Current consolidated fiscal year (as of September 30, 2005)

1. Securities with market quotations classified as "Other" (as of September 30, 2005)

(Thousands of yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	422,928	896,473	473,545
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	422,928	896,473	473,545
Carrying value does not exceed acquisition cost			
(1) Equity securities	—	—	—
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	—	—	—
Total	422,928	896,473	473,545

2. Other securities sold during the consolidated fiscal year (October 1, 2004 – September 30, 2005)

(Thousands of yen)

Selling price	Total profit on sale	Total loss on sale
43,313	38,411	—

3. Securities without market quotations classified as "Other" (as of September 30, 2005)

(Thousands of yen)

Security	Carrying value
Subsidiary and affiliate stock	
Subsidiary stock	100,000
Affiliate stock	32,246
Other securities	
Securities without market quotations	89,396

Note: Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
(Impairment: ¥3,117 thousand)

Previous consolidated fiscal year

1. Securities with market quotations classified as "Other" (as of September 30, 2004)

(Thousands of yen)

Security	Acquisition cost	Carrying value	Unrealized gain/loss
Carrying value exceeds acquisition cost			
(1) Equity securities	423,973	794,058	370,084
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	423,973	794,058	370,084
Carrying value does not exceed acquisition cost			
(1) Equity securities Note	—	—	—
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Subtotal	—	—	—
Total	423,973	794,058	370,084

2. Other securities sold during the consolidated fiscal year (October 1, 2003 – September 30, 2004)

(Thousands of yen)

Selling price	Total profit on sale	Total loss on sale
52,081	29,161	314

3. Securities without market quotations classified as "Other" (as of September 30, 2004)

(Thousands of yen)

Security	Carrying value
Subsidiary and affiliate stock	
Advances on subscription of subsidiary and affiliate stock	10,000
Affiliate stock	11,545
Other securities	
Securities without market quotations (excluding OTC shares)	86,369
Free Financial Fund	200,016
Money Management Fund	300,032

Note: Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
(Impairment: ¥11,109 thousand)

Notes on Retirement Benefits

(Thousands of yen)

October 1, 2004 – September 30, 2005	October 1, 2003– September 30, 2004
1. Summary of the retirement benefit scheme adopted The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs. As of the current consolidated accounting period, 4 companies of the Group own the termination allowance plan, while 1 of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, 3 companies of the Group have the "Billboard Display Employees' Pension Fund" (general type). One of the consolidated subsidiaries decided to abolish the retirement benefit program. In the wake of this, the unused balance of this term of the balance of the allowance for employee retirement benefits at the end of the current consolidated fiscal year of ¥7,129 thousand was included in accounts payable.	1. Summary of the retirement benefit scheme adopted The Company and part of its consolidated subsidiaries have established employees' pension fund, approved retirement annuity system and termination allowance plan as fixed benefit-type programs. As of the current consolidated accounting period, 4 companies of the Group own the termination allowance plan, while 2 of those own a taxation approved retirement plan as for the approved retirement annuity system. As for the employees' pension fund, 3 companies of the Group have the "Billboard Display Employees' Pension Fund" (general type).
2. Matters concerning retirement benefit obligation (as of September 30, 2005)	2. Matters concerning retirement benefit obligation (as of September 30, 2004)
a. Retirement benefit obligation -342,117	a. Retirement benefit obligation -292,391
b. Pension assets 73,808	b. Pension assets 62,287
c. Non-accumulated retirement benefit obligation (a + b) -268,309	c. Non-accumulated retirement benefit obligation (a + b) -230,104
d. 19,877	d. 12,273
e. Unconfirmed computational differential -53,429	e. Unconfirmed computational differential -28,742
f. Retirement benefit allowance (c – d + e) -341,615	f. Retirement benefit allowance (c – d + e) -271,120
Besides the aforementioned, there are pension assets involved in the general-type employees' pension fund, which includes the surrogate part of employees pension insurance, as well. The total amount of pension assets calculated according to the percentage of the total salaries of members of the programs was ¥1,309,979 thousand as of September 30, 2005.	Besides the aforementioned, there are pension assets involved in the general-type employees' pension fund, which includes the surrogate part of employees pension insurance, as well. The total amount of pension assets calculated according to the percentage of the total salaries of members of the programs was ¥1,269,668 thousand as of September 30, 2004.
3. Matters concerning retirement benefit expenses	3. Matters concerning retirement benefit expenses
a. Service cost 87,758	a. Service cost 71,050
b. Interest cost 6,427	b. Interest cost 6,515
c. Expected return on plan assets -932	c. Expected return on plan assets -697
d. Cost to dispose of computational differentials -3,370	d. Cost to dispose of computational differentials -53,509
e. Contribution to employees' pension fund 99,463	e. Contribution to employees' pension fund 103,541
f. Retirement benefit expenses (a + b + c + d + e) 189,346	f. Retirement benefit expenses (a + b + c + d + e) 126,901
4. Matters concerning the basis of calculation of retirement benefit obligation, etc.	4. Matters concerning the basis of calculation of retirement benefit obligation, etc.
a. Distribution of estimated retirement benefits during term: Fixed amount standards during term	a. Distribution of estimated retirement benefits during term: Fixed amount standards during term
b. Discount rate: Mainly 2.1%	b. Discount rate: Mainly 2.3%
c. Expected rate of return on plan assets: 1.5%	c. Expected rate of return on plan assets: 1.5%
d. Number of years to dispose of computational differentials: Mainly 1 year	d. Number of years to dispose of computational differentials: Mainly 1 year

Notes on Tax Effect Accounting

(Thousands of yen)

As of September 30, 2005

1. Breakdown of main reasons for deferred tax asset and deferred liability

Deferred tax asset	
Allowance for bad debts and bad debt loss	42,059
Allowance for retirement benefits	130,426
Allowance for bonuses	270,409
Excess of allowance for depreciation	6,798
Unrealized profit on fixed assets	61,134
Loss from revaluation of investment securities	82,998
Loss carryforward	219,046
Accrued enterprise taxes	119,174
Accrued social insurance premiums	32,135
Other	19,026
Subtotal of deferred tax asset	983,206
Valuation reserve	-314,578
Total deferred tax asset	668,628
Deferred tax liability	
Allowance for bad debts involved in elimination of debts and credits	-1
Revaluation differentials of other securities	-192,733
Subtotal of deferred tax liability	-192,733
Net deferred tax asset	475,894

2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied

Legal effective tax rate	40.7%
(Adjusted)	
Expense from exclusion of profit and loss	0.7
Per capita rate or inhabitants tax	3.7
Special credit of corporation tax	-0.8
Amortization of consolidation account adjustment	5.6
Allowance account	-0.8
Other	-0.4
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	48.7%

As of September 30, 2004

1. Breakdown of main reasons for deferred tax asset and deferred liability

Deferred tax asset	
Allowance for bad debts and bad debt loss	24,629
Allowance for retirement benefits	103,433
Allowance for bonuses	211,592
Excess of allowance for depreciation	11,270
Unrealized profit on fixed assets	65,888
Loss from revaluation of investment securities	89,790
Accrued enterprise taxes	61,936
Accrued social insurance premiums	24,109
Other	37,772
Subtotal of deferred tax asset	630,419
Valuation reserve	-115,800
Total deferred tax asset	514,619
Deferred tax liability	
Allowance for bad debts involved in elimination of debts and credits	-3,798
Revaluation differentials of other securities	-150,624
Subtotal of deferred tax liability	-154,423
Net deferred tax asset	360,195

2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied

Legal effective tax rate	42.0%
(Adjusted)	
Expense from exclusion of profit and loss	0.6
Per capita rate or inhabitants tax	2.8
Special credit of corporation tax	-1.0
Unrealized profit elimination that is not applied to tax effect	-0.6
Amortization of consolidation account adjustment	4.2
Allowance account	-2.2
Other	-0.4
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	45.4%

Segment Information

(1) Information on the business segments

Current consolidated fiscal year (October 1, 2004 – September 30, 2005)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	44,102,597	13,787,165	7,707,019	1,615,379	67,212,160	—	67,212,160
(2) Inter-segment sales or transfers	471,465	20,252	16,145	89,643	597,505	-597,505	—
Total	44,574,061	13,807,417	7,723,164	1,705,022	67,809,665	-597,505	67,212,160
Operating expenses	40,774,134	13,252,308	7,093,797	1,494,127	62,614,367	37,484	62,651,850
Operating income or loss (-)	3,799,927	555,109	629,367	210,895	5,195,298	-634,989	4,560,310
II Assets, allowance for depreciation and capital expenditure Assets	15,084,652	3,526,112	2,539,254	1,595,314	22,745,332	-188,903	22,556,429
Allowance for depreciation	348,291	36,203	38,178	7,566	430,238	-26,256	403,982
Capital expenditure	426,280	22,897	37,720	47,553	534,451	41,443	575,894

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business, etc.
3. Of the operating expenses during the consolidated fiscal year accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 699,130 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was 3,799,298 thousand yen. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.

Previous consolidated fiscal year (October 1, 2003 – September 30, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Subtotal	Elimination or company total	Total
I Net sales and operating income and loss							
Net sales							
(1) Sales to external customers	30,814,275	12,234,864	6,212,128	426,796	49,688,065	—	49,688,065
(2) Inter-segment sales or transfers	319,888	34,778	52,333	20,916	427,917	-427,917	—
Total	31,134,163	12,269,642	6,264,462	447,712	50,115,982	-427,917	49,688,065
Operating expenses	28,271,124	11,704,956	5,940,350	485,475	46,401,906	30,540	46,432,446
Operating income	2,863,039	564,686	324,112	-37,762	3,714,076	-458,458	3,255,618
II Assets, allowance for depreciation and capital expenditure							
Assets	12,248,377	2,983,847	2,361,216	628,012	18,221,453	1,240,066	19,461,520
Allowance for depreciation	261,335	31,391	42,832	8,283	343,843	-36,335	307,507
Capital expenditure	573,157	60,333	68,765	11,736	713,993	-17,205	696,788

Notes

1. The company's business activities are divided as given below for the purpose of internal management.
2. Major services by business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Agency services for professional athletes, restaurant and bar management, call center management business.
3. Of the operating expenses during the current consolidated fiscal year, the amount of operating expenses included in the eliminations or company total item, which cannot be allocated, is 494,815 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.
4. Of assets for the current consolidated fiscal year, the total amount of assets of the whole Company included into the eliminations or company total items was 3,828,352 thousand yen. They were primarily made up of long-term investment assets (investment securities) and assets involved in the administrative department.

(2) Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated fiscal year, the previous-year consolidated fiscal year and the previous consolidated fiscal year.

(3) Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated fiscal year, the previous-year consolidated fiscal year and the previous consolidated fiscal year.

Transactions with the Parties Concerned

Current consolidated fiscal year (October 1, 2004 – September 30, 2005)
There are no relevant matters.

Previous consolidated fiscal year (October 1, 2003 – September 30, 2004)
There are no relevant matters.

Per Share Information

October 1, 2004 – September 30, 2005		October 1, 2003 – September 30, 2004	
Shareholders' equity per share	¥45,286.05	Shareholders' equity per share	¥40,165.04
Net income per share (basic)	¥6,896.52	Net income per share (basic)	¥5,603.88
Diluted net income per share for the fiscal year is not reported since there is no outstanding potential stock.		Net income per share (diluted)	¥5,578.67

Notes:

1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

Item	Oct. 1, 2004 – Sep. 30, 2005	Oct. 1, 2003 – Sep. 30, 2004
Net income	1,884,902	1,511,906
Net income (basic)	1,884,902	1,511,906
Net income not available to common stock	—	—
Average number of common stock outstanding during the period	273,312 shares	269,796 shares
Net income available to common stock after effect of dilutive stock	—	—
Effect of dilutive stock Stock acquisition rights	—	1,218 shares
Increase in common shares	—	1,218 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 2,229)	Same as on the left.

2. In the previous consolidated fiscal year the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658). And as of May 20, 2004 the Company split common shares on a two-for-one-stock-split basis (number of shares issued: 137,982).
   Previous net income per share (basic) and current net income per share (diluted) were calculated on the assumption that the stock split was carried out at the beginning of the period.

Subsequent Events

October 1, 2004 – September 30, 2005	October 1, 2003 – September 30, 2004
1. Merger of consolidated subsidiaries Human Resources Research Institute, Inc. and Fullcast Office Support Co., Ltd., both of which were Fullcast's consolidated subsidiaries, merged effective on October 1, 2005 in accordance with a resolution by a board of directors meeting held on August 10, 2005. (1) The purpose of the merger Both the two companies had offered temporary clerical personnel in the group, respectively. In order to increase operational efficiency, improve services for clients and promote efforts to bolster the business further, the two companies merged; thereby consolidating the function. (2) How to merge the companies 1) Fullcast Office Support was dissolved and taken over by Human Resources Research Institute, Inc. 2) The surviving company was named Fullcast HR Institute Co., Ltd. (3) Allocation of new shares through the merger Since this was a merger between one Fullcast's wholly-owned subsidiary and another, no new shares were allocated through it. (4) Additional capital through the merger There was no additional capital through the merger. (5) The succeeded assets through the merger	————

(Thousand of yen)

Subject	Amount	Subject	Amount
Current assets	978,576	Current liabilities	503,801
Tangible fixed assets	17,747	Total liabilities	503,801
Intangible fixed assets	1,367		
Investment and other assets	36,153		
Total assets	1,033,843	Net worth	530,042

2. Affiliation through stock acquisition

Fullcast signed a comprehensive business alliance agreement with Asia Pacific System Research Co., Ltd. (Aspac) in accordance with a resolution by a board of directors meeting held on July 12, 2005. The Company acquired stock in Aspac; thereby affiliating it with us to enhance both the two companies' corporate value further by leveraging their combined advantages in approaching venture businesses, which can be expected to grow rapidly.

(1) Profile of the affiliate (as of September 30, 2005)
1) Trade name: Asia Pacific System Research Co., Ltd.
2) Representative: Kiyoshi Koba
3) Head office: Toshima Ward, Tokyo
4) Main business activities: Information processing services
5) Capital: 918,060 thousand yen

October 1, 2004 – September 30, 2005	October 1, 2003 – September 30, 2004
(2) Details of stock acquisition 1) How to acquire stock Underwrite capital increase through an allocation of new shares to a third party and stock transfer 2) Date of stock acquisition October 3, 2005 (allocation of new shares to a third party) October 4, 2005 (stock transfer) 3) Number of stock acquired 5,507,400 shares 4) Acquisition price Total 4,282,480 thousand yen Acquired through an allocation of new shares to a third party (673 yen per share) Acquired through stock transfer (1,249 yen per share) 5) Percentage of ownership upon acquisition 62.58% Note: Asia Pacific System Research was capitalized at 2,367,160 thousand yen upon acquisition. 3. Listing of stock in subsidiary and new share issuance Fullcast Technology Co., Ltd., Fullcast's consolidated subsidiary, was listed on the Jasdaq Securities Exchange effective on October 21, 2005. In compliance with a resolution by a board of directors meeting held on September 16, 2005 we issued new shares according to the following through public stock offering (bookbuilding formula) with October 20, 2005 as the stock payment date: (1) Number of new shares issued Common stock 2,000 shares (2) Issue price 323,000 yen per share (3) Total issue price 646,000 thousand yen (4) Capitalized surplus 161,500 yen per share (5) Total capitalized surplus 323,000 thousand yen (6) Total amount paid 781,200 thousand yen (7) Stock payment date October 20, 2005 (8) Initial date of reckoning for dividends October 1, 2005 (9) Use of funds We are scheduled to use raised funds for investing in employees' training, developing the mission-critical system, or as working capital and others.	―――

Fullcast Co., Ltd.

FULLCAST

November 7, 2005

Summary of Individual Financial Statements for the Fiscal Year Ended September 30, 2005

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.
Telephone:	+81-3-3780-9507
Board meeting for approving:	November 7, 2005
Shareholders' meeting for approving:	December 21, 2005
Interim dividend policy:	Available
Unit stock system	N/A

1. Financial Results for the Fiscal Year Ended September 30, 2005 (October 1, 2004 – September 30, 2005)

(1) Business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
Fiscal year ended September 2005	35,598	24.2	2,661	21.2	2,761	23.2
Fiscal year ended September 2004	28,672	28.6	2,195	36.5	2,241	25.7

	Net income for the current fiscal year		Net income per share for the current fiscal year	Diluted net income per share for the current fiscal year	ROE	Ratio of ordinary income to total capital	Ratio of ordinary income to sales
	Millions of yen	%	Yen	Yen	%	%	%
Fiscal year ended September 2005	1,496	14.3	5,474.94	—	14.2	17.4	7.8
Fiscal year ended September 2004	1,309	43.2	4,854.49	4,832.66	14.2	16.4	7.8

Notes:

1. Average number of shares outstanding
   - Fiscal year ended September 2005: 273,312 shares
   - Fiscal year ended September 2004: 269,796 shares
2. Changes in accounting principles applied: None
3. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) State of dividends

	Annual dividends per share			Total annual dividend	Dividend payout ratio	Dividend on equity
		First half	At end of the period			
	Yen	Yen	Yen	Millions of yen	%	%
Fiscal year ended September 2005	2,000.00	1,000.00	1,000.00	547	36.5	4.9
Fiscal year ended September 2004	2,000.00	1,000.00	1,000.00	408	41.2	4.1

(3) Financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal year ended September 2005	16,794	11,079	66.0	40,534.77
Fiscal year ended September 2004	15,024	10,067	67.0	36,835.35

Notes: 1. Number of stocks issued at end of the period
As of September 30, 2005: 273,312 shares
As of September 30, 2004: 273,312 shares

2. Number of treasury stocks at end of the period
As of September 30, 2005: 2,652 shares
As of September 30, 2004: 2,652 shares

2. Forecast for Financial Results for the Fiscal Year Ending September 2006 (October 1, 2005 – September 30, 2006)

	Net sales	Ordinary income	Net income	Annual dividends per share		
				Interim	At end of the period	
	Millions of yen	Millions of yen	Millions of yen	Yen		Yen
Interim	22,700	1,360	785	1,500.00	—	—
Full year	46,600	3,180	1,840	—	1,500.00	3,000.00

Reference: Estimated net income per common share for the full year: 6,723.23 yen

Note: The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2006 Fiscal Year*" section on page 9.
Figures for the fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the fiscal year 2005 ended September are rounded off to the nearest million yen.

1. Financial Statements and Others

(1) Financial Statements

1) Balance Sheet

(Thousands of yen)

Category	Note No.	As of September 30, 2005 Amount		%	As of September 30, 2004 Amount		%
Assets							
I Current assets							
1 Cash and deposits			2,286,172			2,870,629	
2 Trade notes			3,996			20,997	
3 Accounts receivable	*2		4,618,107			3,733,537	
4 Securities			—			500,048	
5 Products			1,840			—	
6 Supplies			47,495			33,780	
7 Prepaid expenses			186,918			157,597	
8 Deferred tax asset			179,048			149,079	
9 Short-term loans to shareholders, directors and/or employees			6,137			4,646	
10 Short-term loans to subsidiaries			2,430,000			1,502,500	
11 Accrued income			616,789			46,861	
12 Other			16,913			16,250	
Allowance for doubtful accounts			-57,206			-53,370	
Total current assets			10,336,208	61.5		8,982,558	59.8
II Fixed assets							
1 Tangible fixed assets							
(1) Buildings	*1	490,551			485,499		
Accumulated depreciation		164,149	326,402		139,389	346,109	
(2) Structures		43,845			—		
Accumulated depreciation		2,390	41,455		—	—	
(3) Vehicles and delivery equipment		43,185			31,632		
Accumulated depreciation		23,274	19,911		10,256	21,375	
(4) Furniture and fixtures		680,356			613,664		
Accumulated depreciation		332,836	347,520		275,145	338,518	
(5) Land	*1		606,469			606,469	
Total tangible fixed assets			1,341,757	8.0		1,312,473	8.7
2 Intangible fixed assets							
(1) Telephone rights			25,457			24,880	
(2) Software			885,084			959,516	
(3) Software in progress			13,125			—	
Total intangible fixed assets			923,666	5.5		984,396	6.6
3 Investment and other assets							
(1) Investment securities	*3		1,001,706			894,264	
(2) Investment in subsidiaries			2,017,448			1,034,305	
(3) Investments in capital			250			89,675	
(4) Claims in bankruptcy, reorganization and others			12,479			12,887	
(5) Long-term loans to shareholders, directors, and/or employees			1,603			1,545	
(6) Long-term prepaid expenses			68,534			60,357	
(7) Guarantee money paid			609,557			592,697	
(8) Insurance reserve fund			472,367			1,057,928	
(9) Memberships			1,500			5,500	
(10) Other			19,877			11,882	
Allowance for doubtful accounts			-12,479			-15,987	
Total investment and other assets			4,192,841	25.0		3,745,057	24.9
Total fixed assets			6,458,264	38.5		6,041,927	40.2
Total assets			16,794,472	100.0		15,024,485	100.0

(Thousands of yen)

		As of September 30, 2005			As of September 30, 2004		
Category	Note No.	Amount		%	Amount		%
Liabilities							
I Current liabilities							
1 Accounts payable trade	*2		73,905			72,151	
2 Short-term borrowings	*1		2,600,000			1,900,000	
3 Long-term debt due within one year	*1		75,568			75,568	
4 Accounts payable-other			359,500			651,117	
5 Accrued expenses payable			385,424			367,175	
6 Income taxes payable			793,289			446,000	
7 Accrued consumption tax			465,239			476,946	
8 Cash advance received			47,007			16,429	
9 Deposit received			77,838			105,392	
10 Income in advance			19,525			20,350	
11 Accrued bonuses			222,211			214,496	
12 Other current liabilities			20,047			1,215	
Total current liabilities			5,139,553	30.6		4,346,844	28.9
II Fixed liabilities							
1 Long-term debt	*1		172,200			247,768	
2 Allowance for employee retirement benefits			90,676			120,462	
3 Deferred tax liability			109,029			73,628	
4 Allowance for employee retirement benefits			188,125			146,987	
5 Other fixed liabilities			16,250			21,250	
Total fixed liabilities			576,280	3.4		610,096	4.1
Total liabilities			5,715,834	34.0		4,956,940	33.0
Shareholders' equity							
I Common stock	*4		3,464,100	20.6		3,464,100	23.1
II Capital surplus							
1 Capital reserve		2,704,765			2,704,765		
Total capital surplus			2,704,765	16.1		2,704,765	18.0
III Retained surplus							
1 Earned surplus		13,020			13,020		
2 Voluntary reserve							
(1) Separate reserve		500,000			500,000		
Total voluntary reserve		500,000			500,000		
3 Unappropriated retained earnings for the current period		4,306,153			3,356,411		
Total retained surplus			4,819,173	28.7		3,869,431	25.8
IV Net unrealized holding gains on securities			280,812	1.7		219,460	1.4
V Treasury stock	*5		-190,212	-1.1		-190,211	-1.3
Total shareholder's equity			11,078,639	66.0		10,067,545	67.0
Total liabilities and shareholders' equity			16,794,472	100.0		15,024,485	100.0

2) Profit and Loss Statement

(Thousands of yen)

Category	Note No.	October 1, 2004 to September 30, 2005 Amount		%	October 1, 2003 to September 30, 2004 Amount		%
I Net sales			35,597,969	100.0		28,672,262	100.0
II Cost of sales			24,108,225	67.7		19,618,728	68.4
Gross profit			11,489,744	32.3		9,053,533	31.6
III Selling, general and administrative expenses	*1		8,828,832	24.8		6,857,844	23.9
Operating income			2,660,912	7.5		2,195,689	7.7
IV Non-operating income							
1 Interest income		24,355			15,165		
2 Interest on marketable securities		—			4,980		
3 Dividends received		17,187			14,234		
4 Profit on investment in silent partner		29,291			40,166		
5 Rental income	*2	191,423			166,081		
6 Consulting income		24,213			—		
7 Revenues from consigned business		28,095			—		
8 Other		80,505	395,069	1.1	76,549	317,177	1.1
V Non-operating expenses							
1 Interest expense		27,808			28,725		
2 Amortization of software		5,258			6,891		
3 House rent cost		165,538			155,788		
4 Expenses related to listing on Stock Exchange		—			16,999		
5 Provision of allowance for bad debts		183			4,053		
6 Other		96,207	294,994	0.8	59,121	271,579	1.0
Ordinary income			2,760,986	7.8		2,241,287	7.8
VI Extraordinary income							
1 Gain on sale of fixed assets	*3	14			16		
2 Gain on sale of investment securities		38,411			29,161		
3 Reversal of allowances for doubtful accounts		3,079	41,504	0.1	3,880	33,058	0.1
VII Extraordinary loss							
1 Loss on disposal of fixed assets	*4	65,364			2,878		
2 Loss on sale of investment securities		—			314		
3 Loss on valuation of investment securities		3,117			11,109		
4 Penalty	*5	—			18,000		
5 Loss on insurance cancellation		55,975	124,456	0.4	6,277	38,579	0.1
Income before income taxes and minority interests			2,678,035	7.5		2,235,766	7.8
Corporate, residential and enterprise taxes		1,218,346			930,846		
Corporate tax adjustment		-36,677	1,181,669	3.3	-4,805	926,041	3.2
Current net income			1,496,366	4.2		1,309,725	4.6
Balance brought forward			3,083,100			2,181,968	
Interim dividend paid			273,312			135,282	
Unappropriated retained earnings for the current period			4,306,153			3,356,411	

3) Retained Earnings Statement

	FY2005 To be approved at the shareholders' meeting scheduled for Dec. 21, 2005		FY2004 Approved at the shareholders' meeting held on Dec. 22, 2004	
Category	Amount (Thousands of yen)		Amount (Thousands of yen)	
I Unappropriated retained earnings for the current period		4,306,153		3,356,411
II Appropriation of retained earnings				
1 Dividends paid	273,312	273,312	273,312	273,312
III Balance to be carried forward		4,032,841		3,083,099

Significant Accounting Policies in the Preparation of the Consolidated Financial Statements

Item	October 1, 2004 - September 30, 2005	October 1, 2003 - September 30, 2004
1. Standards for valuing securities and the valuation method	(1) Shares in subsidiaries and affiliated companies Cost accounting method through the moving average method (2) Other securities *Securities with market quotations* Market value method based upon market quotations, etc. as of the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method.	(1) Shares in subsidiaries and affiliated companies Same as on the left. (2) Other securities *Securities with market quotations* Same as on the left. *Securities without market quotations* Same as on the left.
2. Standards for valuing derivatives, etc. and the valuation method	Derivatives Market value method.	Derivatives Same as on the left.
3. Standards for valuing inventory and the valuation method	Products and Supplies They are stated at cost determined primarily by the first-in-first-out method.	Supplies Same as on the left.
4. The method of depreciating fixed assets	(1) Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings 3-56 years Structures 20 years Automotive equipment 2-6 years Furniture and fixtures 3-20 years (2) Intangible fixed assets The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.	(1) Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings 3-56 years Automotive equipment 2-6 years Furniture and fixtures 3-15 years (2) Intangible fixed assets Same as on the left.
5. Standards for deferred assets	————	(1) New stock issue expenses All amount of those expenses are charged to income as incurred. (2) Discount on bond Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.

Item	October 1, 2004 - September 30, 2005	October 1, 2003 - September 30, 2004
6. Recognition of allowances	(1) Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. (2) Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the fiscal year among the estimated amount for the fiscal year. (3) Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	(1) Allowance for doubtful accounts Same as on the left. (2) Accrued bonuses Same as on the left. (3) Allowance for retirement benefits Same as on the left.
7. Accounting for leases	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Accounted for by the method similar to that applicable to ordinary operating leases.	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Same as on the left.
8. Accounting for major hedges	(1) Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method. (2) Hedge method and hedged transaction The hedge method and hedged transaction are as follows: *Hedge method:* Interest rate swap *Hedged transaction:* Interests on borrowings	(1) Hedge accounting method Same as on the left. (2) Hedge method and hedged transaction Same as on the left.

Item	October 1, 2004 - September 30, 2005	October 1, 2003 - September 30, 2004
	(3) Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions. (4) Evaluation of hedge effectiveness Interest rate swap transactions In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim period). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between hedge method and hedged transaction	(3) Hedging policy Same as on the left. (4) Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.
9. Other significant accounting policies in the preparation of financial statements	Accounting for consumption taxes All amounts stated are exclusive of national consumption tax and local consumption tax.	Accounting for consumption taxes Same as on the left.

Reclassifications

Item	October 1, 2004 – September 30, 2005	October 1, 2003 – September 30, 2004
Royalty of the trademark	————————	"Royalty of the trademark," listed separately as non-operating income in the previous period, is reclassified and is reported as a component of "Other" in non-operating income as from the current consolidated fiscal year, given that the amount of "Royalty of the trademark" has fallen to 10% or less of non-operating income. The "Royalty of the trademark" for the current period is ¥6,628 thousand.
House rent cost	————————	"House rent cost," reported as a component of "Other" in non-operating expenses in the previous consolidated fiscal year, is reclassified and listed separately as from the current consolidated fiscal year, given that the amount of "House rent cost" exceeds 10% of the non-operating expenses. The "House rent cost" for the previous period is ¥5,034 thousand.

Supplementary Information

October 1, 2004 – September 30, 2005	October 1, 2003 – September 30, 2004
With the promulgation of the Law for Partial Revision of the Local Taxation Law and Other (2003, Law No. 9) on March 31, 2003 and the introduction of the pro forma standard taxation as from a business year beginning on April 1, 2004 or later, in accordance with the "practical handling of representation of the part pertaining to the pro forma standard taxation under enterprise tax on corporation in the income statement" (Practical Guidance for Accounting for Research and Development Costs, etc., Report No. 12, Business Accounting Deliberation Council, February 13, 2004), value-added allocation and capital allocation are reported as a component of "Selling, general and administrative expenses" as from the consolidated fiscal year in review. Due to this change, selling, general and administrative expenses increased ¥55,730 thousand, while operating income, ordinary income and net income before taxes for the current consolidated fiscal year fell ¥55,730 thousand.	————————

Notes on Financial Statements

Notes on Balance Sheet

(Thousands of yen)

As of September 30, 2005		As of September 30, 2004	
*1. Assets pledged as collateral		*1. Assets pledged as collateral	
Assets pledged as collateral were as follows:		Assets pledged as collateral were as follows:	
Buildings and structures	222,900	Buildings and structures	232,775
Land	606,469	Land	606,469
Total	829,369	Total	839,244
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:	
Short-term borrowings	1,450,000	Short-term borrowings	1,000,000
Long-term debt	247,768	Long-term debt	323,336
[Current portion of long-term debt	75,568]	[Current portion of long-term debt	75,568]
Total	1,697,768	Total	1,323,336
*2. Affiliate stock includes the following:		*2. Affiliate stock includes the following:	
Accounts receivables	92,504	Accounts receivables	28,563
Accounts payable trade	73,751	Accounts payable trade	39,430
*3. ――――――		*3. These include advances on stock subscription of ¥10,000 thousands for Fullcast Finance Co., Ltd. formed on October 1, 2004.	
*4. Authorized stock		*4. Authorized stock	
Common stock	1,100,000 shares	Common stock	537,900 shares
Total outstanding stock		Total outstanding stock	
Common stock	275,964 shares	Common stock	275,964 shares
*5. Number of treasury stock the Company owns		*5. Number of treasury stock the Company owns	
Common stock	2,652 shares	Common stock	2,652 shares
6. Dividend limitation The amount of gross asset increased on balance sheet due to the market price attached to assets as provided by No. 3, Article 124 of the Commercial Code Enforcement Regulations was ¥280,812 thousand.		6. Dividend limitation The amount of gross asset increased on balance sheet due to the market price attached to assets as provided by No. 3, Article 124 of the Commercial Code Enforcement Regulations was ¥219,460 thousand.	
7. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with eleven banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:		7. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:	
Limit of overdraft account	11,050,000	Limit of overdraft account	6,500,000
Borrowing	2,500,000	Borrowing	1,800,000
Balance	8,550,000	Balance	4,700,000

Notes on Profit and Loss Statement

(Thousands of yen)

October 1, 2004 - September 30, 2005		October 1, 2003 - September 30, 2004	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	2,103,136	Salaries and wages	1,550,667
Miscellaneous wages	2,040,992	Miscellaneous wages	1,650,344
Legal welfare	342,818	Legal welfare	247,690
Provision of accrued bonuses	222,078	Provision of accrued bonuses	214,496
Retirement benefit expenses	140,520	Retirement benefit expenses	102,162
Communications expenses	554,068	Communications expenses	391,844
Advertisement and sales promotion	296,593	Advertisement and sales promotion	114,032
Travel and transportation	357,669	Travel and transportation	167,874
Rents	859,231	Rents	583,235
Depreciation and amortization	336,418	Depreciation and amortization	267,441
Recruitment expense	430,470	Recruitment expense	339,160
Provision of allowance for doubtful accounts	19,421	Provision of allowance for doubtful accounts	24,774
*2. Affiliate stock includes the following:		*2. Affiliate stock includes the following:	
Rental income	177,037	Rental income	147,409
*3. Significant components of gain on sale of fixed assets		*3. Significant components of gain on sale of fixed assets	
Furniture and fixtures	14	Furniture and fixtures	16
*4. Significant components of loss on disposal of fixed assets		*4. Significant components of loss on disposal of fixed assets	
Buildings and structures	9	Buildings and structures	370
Vehicles and delivery equipment	211	Vehicles and delivery equipment	423
Furniture and fixtures	1,815	Furniture and fixtures	2,084
Software	63,329	Total	2,878
Total	65,364		
*5. ————————		*5. Penalty on a change in the contract period of management consignment contract.	

Notes on Tax Effect Accounting

(Thousands of yen)

October 1, 2004 – September 30, 2005

1. Breakdown of main reasons for deferred tax asset and deferred liability

Deferred tax asset	
Allowance for bad debts and bad debt loss	14,066
Allowance for retirement benefits	68,182
Allowance for bonuses	90,440
Excess of allowance for depreciation	4,056
Loss from revaluation of investment securities	85,710
Accrued enterprise taxes	61,864
Accrued social insurance premiums	11,697
Other	12,447
Subtotal of deferred tax asset	348,462
Valuation reserve	-85,710
Total deferred tax asset	262,752
Deferred tax liability	
Revaluation differentials of other securities	-192,733
Subtotal of deferred tax liability	-192,733
Net deferred tax asset	70,019

2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied

Legal effective tax rate	40.7%
(Adjusted)	
Expense from exclusion of profit and loss	0.2
Revenue items excluded from gross revenue	-0.2
Per capita rate or inhabitants tax	4.7
Special credit of corporation tax	-1.0
Allowance account	-0.3
Other	0.0
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	44.1%

October 1, 2003 – September 30, 2004

1. Breakdown of main reasons for deferred tax asset and deferred liability

Deferred tax asset	
Allowance for bad debts and bad debt loss	8,958
Allowance for retirement benefits	53,581
Allowance for bonuses	87,301
Excess of allowance for depreciation	4,233
Loss from revaluation of investment securities	92,502
Accrued enterprise taxes	39,886
Accrued social insurance premiums	10,886
Other	21,249
Subtotal of deferred tax asset	318,577
Valuation reserve	-92,502
Total deferred tax asset	226,075
Deferred tax liability	
Revaluation differentials of other securities	-150,624
Subtotal of deferred tax liability	-150,624
Net deferred tax asset	75,450

2. Breakdown by item of the main reasons for differentials between the legal effective tax rates and the ratio of tax expenses, including corporate taxes, after tax effect accounting is applied

Legal effective tax rate	42.0%
(Adjusted)	
Expense from exclusion of profit and loss	0.2
Per capita rate or inhabitants tax	3.2
Special credit of corporation tax	-1.0
Allowance account	-3.0
Other	0.0
The ratio of tax expenses, including corporate taxes, after tax effect accounting is applied	41.4%

Per Share Information

October 1, 2004 – September 30, 2005		October 1, 2003 – September 30, 2004	
Shareholders' equity per share	¥40,534.77	Shareholders' equity per share	¥36,835.35
Net income per share (basic)	¥5,474.94	Net income per share (basic)	¥4,854.49
Diluted net income per share for the fiscal year is not reported since there is no outstanding potential stock.		Net income per share (diluted)	¥4,832.66

Notes:

1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

Item	Oct. 1, 2004 – Sep. 30, 2005	Oct. 1, 2003 – Sep. 30, 2004
Net income	1,496,366	1,309,725
Net income (basic)	1,496,366	1,309,725
Net income not available to common stock	—	—
Average number of common stock outstanding during the period	273,312 shares	269,796 shares
Net income available to common stock after effect of dilutive stock	—	—
Effect of dilutive stock Stock acquisition rights	—	1,218 shares
Increase in common shares	—	1,218 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 2,229)	Same as on the left.

2. In the previous consolidated fiscal year the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658). And as of May 20, 2004 the Company split common shares on a two-for-one-stock-split basis (number of shares issued: 137,982).
   Previous net income per share (basic) and current net income per share (diluted) were calculated on the assumption that the stock split was carried out at the beginning of the period.

Subsequent Events

<table>
<tr><th>October 1, 2004 – September 30, 2005</th><th>October 1, 2003 – September 30, 2004</th></tr>
<tr><td>1. Affiliation through stock acquisition
Fullcast signed a comprehensive business alliance agreement with Asia Pacific System Research Co., Ltd. (Aspac) in accordance with a resolution by a board of directors meeting held on July 12, 2005. The Company acquired stock in Aspac; thereby affiliating it with us to enhance both the two companies' corporate value further by leveraging their combined advantages in approaching venture businesses, which can be expected to grow rapidly.

(1) Profile of the affiliate (as of September 30, 2005)
1) Trade name: Asia Pacific System Research Co., Ltd.
2) Representative: Kiyoshi Koba
3) Head office: Toshima Ward, Tokyo
4) Main business activities: Information processing services
5) Capital: 918,060 thousand yen

(2) Details of stock acquisition
1) How to acquire stock
Underwrite capital increase through an allocation of new shares to a third party and stock transfer
2) Date of stock acquisition
October 3, 2005 (allocation of new shares to a third party)
October 4, 2005 (stock transfer)
3) Number of stock acquired
5,507,400 shares
4) Acquisition price
Total 4,282,480 thousand yen
Acquired through an allocation of new shares to a third party (673 yen per share)
Acquired through stock transfer (1,249 yen per share)
5) Percentage of ownership upon acquisition
62.58%
Note: Asia Pacific System Research was capitalized at 2,367,160 thousand yen upon acquisition.</td><td>———</td></tr>
</table>